  As filed with the Securities and Exchange Commission on July 23, 1999
                                                  Registration No.

                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC  20549

                                FORM S-6
               FOR REGISTRATION UNDER THE SECURITIES ACT
                OF 1933 OF SECURITIES OF UNIT INVESTMENT
                    TRUSTS REGISTERED ON FORM N-8B-2

                GENERAL AMERICAN SEPARATE ACCOUNT ELEVEN
                       (Exact Name of Registrant)

                GENERAL AMERICAN LIFE INSURANCE COMPANY
              700 Market Street, St. Louis, Missouri 63101
      (Name and Address of Principal Executive Office of Depositor)

                     Christopher A. Martin, Esquire
                     GenAmerica Management Company
              700 Market Street, St. Louis, Missouri 63101
           (Name and Address of Agent for Service of Process)

                                Copy to:
                        Stephen E. Roth, Esquire
                      Sutherland, Asbill & Brennan
                      1275 Pennsylvania Ave., N.W.
                       Washington, DC  20004-2404

Title of Securities Being Registered:  The variable portion of flexible
                                       --------------------------------
premium variable life insurance contracts called Destiny Variable
-----------------------------------------------------------------
Universal Life Insurance.
------------------------

Approximate Date of Proposed Public Offering:  As soon as practical
                                               --------------------
after the effective date of this Registration Statement.
-------------------------------------------------------

The Registrant intends to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with
Section 8(a) of the Securities Act of 1933 or on such date as the Commission, acting pursuant to said Section 8(a), may determine that the Registration Statement shall become effective.

               VARIABLE LIFE INSURANCE POLICY
                         ISSUED BY
          GENERAL AMERICAN LIFE INSURANCE COMPANY
                     700 MARKET STREET
                    ST. LOUIS, MO 63101
                       (314) 231-1700


This Prospectus describes an individual variable life insurance Policy ("the Policy") offered by General American Life Insurance Company ("we," "our," "us," "General American" or "the Company"). The Policy is designed to provide lifetime insurance protection in an amount determined in part by the investment performance of the underlying funds. You have the opportunity to allocate Net Premiums among several investment portfolios with different investment objectives.

The Policy provides:
(1) a Cash Surrender Value that can be obtained by surrendering the Policy;
(2)  Policy Loans; and
(3)  a death benefit payable at the Insured's death.

As long as a Policy remains in force before the Insured's Attained Age 100, the death benefit will be determined by the Insured's Attained Age and by the Cash Value of the Policy. If the Policy is in effect after the Insured reaches Attained Age 100, the death benefit is 101% of the Cash Value. A Policy will remain in force as long as its Cash Surrender Value is sufficient to pay the monthly charges.

You may allocate the Net Premiums to one or more of the Divisions of General American Separate Account Eleven ("the Separate Account") or, in some contracts, to General American's General Account.

You will find a list of the Funds in the Separate Account, the fund managers, and the investment objectives in the Summary on page 10. Note that investment results in the Separate Account are not guaranteed -- you may either make money or lose money. The amount of the death benefit will vary depending on investment results.

The Prospectus of each Fund contains a full description of the Fund, including the investment policies, restrictions, risks, and charges.
You should receive a Prospectus for each Fund along with this Prospectus for the Policy.

In most policies you may also invest all or part of your cash value in the General Account, which guarantees at least 4% interest.

It may not be advantageous to purchase a Policy as a replacement for another type of life insurance or as a means to obtain additional insurance protection if you already own another variable life insurance policy.

These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Please read this Prospectus carefully and keep it for future reference. The date of this Prospectus is July 1, 1999. The Policies are not available in all states.

This prospectus does not constitute an offering in any jurisdiction in which such offering may not be lawfully made. No dealer, salesman, or other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus, and, if given or made, such other information or representations must not be relied upon.

                                 TABLE OF CONTENTS

                                                                                Page
Summary                                                                            1
Definitions                                                                        9
The Company and the Separate Account                                              10
   The Company
   The Separate Account
   General American Capital Company
   American Century Variable Portfolios
   J.P. Morgan Series Trust II
   Variable Insurance Products Fund
   Variable Insurance Products Fund II
   Van Eck Worldwide Insurance Trust
Addition, Deletion, or Substitution of Investments                                14
Policy Benefits                                                                   14
   Death Benefit
   Cash Value
Policy Rights                                                                     16
   Loans
   Surrender and Pro Rata Surrender
   Transfers
   Right to Examine Policy
Payment and Allocation of Premiums                                                19
   Issuance of a Policy
   Premiums
   Allocation of Net Premiums and Cash Value
   Premium Default and Reinstatement
Charges and Deductions                                                            21
   Premium Expense Charges
   Monthly Deduction
   Separate Account Charges
Dividends                                                                         23
The General Account                                                               23
General Matters                                                                   24
Distribution of the Policies                                                      26
Federal Tax Matters                                                               27
Unisex Requirements Under Montana Law                                             30
Safekeeping of the Separate Account's Assets                                      30
Voting Rights                                                                     30
State Regulation of the Company                                                   31
Management of the Company                                                         32
Legal Matters                                                                     34
Legal Proceedings                                                                 35
Experts                                                                           35
Additional Information                                                            35
Financial Statements                                                              35
Appendix A - Illustration of Death Benefits and Cash Values                       36

                              SUMMARY

THROUGHOUT THIS SUMMARY, THE TERMS "YOU" AND "YOUR" REFER TO THE OWNER OF THE POLICY. THE OWNER MAY OR MAY NOT BE THE PERSON INSURED UNDER THE POLICY. THE TERMS "WE," "US," AND "OUR" REFER TO GENERAL AMERICAN LIFE INSURANCE COMPANY.

THE INFORMATION IN THIS SECTION IS JUST A SUMMARY, WRITTEN IN "LAYMEN'S TERMS" TO HELP YOU UNDERSTAND THE POLICY. HOWEVER, BOTH YOUR POLICY AND THIS PROSPECTUS ARE LEGAL DOCUMENTS. IF YOU HAVE QUESTIONS ABOUT THEM, YOU SHOULD CONTACT YOUR AGENT OR OTHER COMPETENT PROFESSIONAL ADVISERS.

IN PREPARING THIS SUMMARY, WE ASSUME THAT THE POLICY IS IN FORCE, AND THAT YOU HAVE NOT BORROWED ANY OF THE CASH VALUE.

THE POLICY. You are purchasing a life insurance policy. Like many life insurance policies, it has both a death benefit and a cash value. The death benefit is the amount of money that we will pay to the beneficiary if the person insured under the policy dies while the policy is in force. The cash value is the amount of money accumulated in your policy as an investment at any time. The cash value consists of the premiums you have paid, reduced by the expenses deducted for operation of the policy, and either increased or decreased by investment results.

You have certain rights, including the right to borrow money from the policy's cash value and the right to select the funds in which you will invest your premiums.

You have the right to review the policy and decide whether you want to keep it. If you decide not to keep the policy, you may return it to us or to your agent during the "Right to Examine Policy Period." This period is sometimes referred to as the "Free Look Period." It normally ends on the later of:
     1.   twenty days after you receive the policy or
     2.   forty-five days after you signed the application.
In some states the period may be longer. Your agent can tell you if this is the case.

Where permitted by law, if you return the policy before the end of the free look period, we will cancel the policy and return:
     1. the difference between the premiums you paid and the net premiums allocated to the Separate Account; plus
     2.   the cash value of the separate account; plus
     3.   any charges deducted from the cash value.
During the "Right to Examine Policy Period" we invest your net premiums in the divisions of the Separate Account that you have selected.

When the "Right to Examine Policy Period" ends, we will continue to transfer future net premiums into the investments that you select as soon as we receive the premiums.

Where we are required by law to return your full premium if you decide not to take the policy, we will initially hold your net premiums in the division of the Separate Account that invests in the money market fund. If you return the policy before the end of the free look period, we will cancel the policy and return the premium you paid. When the "Right to Examine Policy Period" ends, we will transfer your cash value from the money market fund to the divisions of the Separate Account that you have selected. We will transfer future net premiums into the investments that you have selected as soon as we receive the premiums.

PREMIUMS. When you apply for the policy, you determine the amount of the premium that you plan to pay each year. The first year's premium payment must be at least $10,000 and is due on the issue date of the policy. After you pay the first premium, you make future premium payments according to the schedule that you established. The scheduled premiums are shown on the policy specifications page. We will send you a bill based on your schedule. After the first policy year, you may make each year's scheduled premium payment in a lump sum or in installments at any time during the policy year.

You may not pay more premiums than the amount billed. You may pay less than the scheduled premium, but there are some important restrictions as described below.

On each Policy Anniversary we will review the premiums paid into the policy. If the total amount of premiums paid since the policy's issue date has always been at least 80% of the total scheduled premiums since the policy's issue date, then you may pay any amount of premium up to the current scheduled amount for that Policy Year. If the total amount of the premiums paid is less than 80% of the total scheduled premium, we will notify you of the amount of the shortfall and the consequences of failing to pay at least 80% of the scheduled premium.

If you pay a premium during the grace period, and if you have paid less than the scheduled premium (or less than the restricted premium, if applicable), we will treat the premium payment as having been made in the prior policy year. If the sum of the premium paid during the grace period and the premium already applied to the prior policy year exceed the amount allowed for the prior policy year, then we will treat any excess as a premium payment for the current policy year.

If, on the other hand, a premium remains unpaid after the grace period, and the sum of the cumulative premiums paid is less than 80% of the scheduled cumulative premiums, then future annual premiums payable are limited to the lessor of:
     1.  the scheduled annual premium, or
     2. the annual premium paid in the year in which the cumulative premiums paid fell below 80% of the scheduled cumulative premium.
If you do not pay the lesser of these two amounts, no further premiums are payable.

This limit will remain in force for all future years unless you reinstate the policy as described under Premium Default and Reinstatement.

We will deduct certain expenses from your cash value. These expenses are described below. In addition, your cash value may increase or decrease, depending on the investment experience of the funds you select. Because it is possible for your cash value to decrease, your death benefit may also decrease. If your cash value is insufficient to pay the charges and deductions, we will allow you to pay sufficient premium into the policy to cover the current charges and deductions. If you do not make such premium payments, the policy will terminate without value.

INVESTING YOUR CASH VALUE. You may tell us to invest your cash value in either the general account or the separate account, or you may split your cash value between them.

THE GENERAL ACCOUNT. The general account is an interest-bearing account. Money in the general account is guaranteed to earn at least 4% interest, and it may earn more. General American determines the current interest rate from time to time, and we will notify you in advance of any changes. We have the right to limit the amount of money that you may put into the general account.

THE SEPARATE ACCOUNT. The separate account consists of divisions, which represent different types of investments. Each division may either make money or lose money. Therefore if you invest in a division of the separate account, you may either make money or lose money, depending on the investment experience of that division. There is no guaranteed rate of return in the separate account.

There are currently twenty-four divisions, or investment options, in the separate account, although some divisions might not be available under the Policy. These divisions represent funds run by various investment companies. The investment companies hire advisers to operate or advise on the day-to-day operation of the funds.

The following list shows the investment companies whose funds are available under the policy, along with the managers or advisers and the divisions that they oversee:

       INVESTMENT COMPANY                           INVESTMENT MANAGER/ADVISER

General American Capital Company             Conning Asset Management Company

American Century Variable Portfolios         American Century Investment Management, Inc.

J.P. Morgan Series Trust II                  J.P. Morgan Investment Management, Inc.

Fidelity Investments Variable Insurance      Fidelity Management & Research Company
Products Fund

Fidelity Investments Variable Insurance      Fidelity Management & Research Company
Products Fund II

Van Eck Worldwide Insurance Trust            Van Eck Associates Corporation

These funds have different investment goals and strategies, which we have summarized in the following table. You should review the prospectus of each fund, or seek professional guidance in determining which fund(s) best meet your objectives.


          INVESTMENT              FUND              INVESTMENT                             OBJECTIVE
          ----------              ----              ----------                             ---------
           MANAGER                NAME                 TYPE
           -------                ----                 ----
           Conning           S&P 500 Index       Growth & Income           To achieve a rate of return that parallels
       Asset Management           Fund                                     the return of the stock market as a whole,
           Company                                                         as represented by the Standard and Poor's
                                                                           500 Stock Index.

           Conning            Money Market         Money Market            To obtain the highest level of current
       Asset Management           Fund                                     income consistent with the preservation of
           Company                                                         capital and maintenance of liquidity.

           Conning                                                         To provide a rate of return that reflects
       Asset Management     Bond Index Fund      Corporate Bonds           the performance of the bond market as a
           Company                                                         whole, as measured by the Lehman Brothers
                                                                           Government/Corporate Bond Index.

           Conning          Asset Allocation                               To obtain a high rate of long-term return,
       Asset Management           Fund               Balanced              composed of capital growth and income.
           Company

           Conning           Managed Equity                                To obtain long-term capital growth
       Asset Management           Fund                Growth               through investment in common stocks.
           Company

           Conning        International Index        Growth:               To obtain investment results that parallel
       Asset Management           Fund         International Stock         the price and yield performance of
           Company                                                         publicly-traded common stocks in the
                                                                           Morgan Stanley Capital International,
                                                                           Europe, Australia, and Far East Index
                                                                           ("EAFE Index").


                               2


          INVESTMENT              FUND              INVESTMENT                             OBJECTIVE
          ----------              ----              ----------                             ---------
           MANAGER                NAME                 TYPE
           -------                ----                 ----
           Conning           Mid-Cap Equity                                To obtain long-term capital appreciation
       Asset Management           Fund                Growth               through investment primarily in common
           Company                                                         stocks of U.S.-based, publicly traded
                                                                           companies with medium market
                                                                           capitalization, defined as within the range
                                                                           of the S&P Mid-Cap 400 at the time of
                                                                           the Fund's investment.

           Conning          Small-Cap Equity                               To provide a high rate of return through
       Asset Management           Fund          Aggressive Growth          investment in the common stock of small
           Company                                                         companies, making up, at one time, the
                                                                           smallest 20% of U.S.-based companies on
                                                                           the New York Stock Exchange.

    Fidelity Management &   Growth Portfolio          Growth               To seek capital appreciation, normally
       Research Company                                                    through purchases of common stocks,
                                                                           although its investments are not restricted
                                                                           to any one type of security.

    Fidelity Management &    Equity-Income       Growth & Income           To seek reasonable income by investing
       Research Company        Portfolio                                   primarily in income-producing equity
                                                                           securities.

    Fidelity Management &  Overseas Portfolio        Growth:               To seek long-term growth of capital
       Research Company                        International Stock         primarily through investment in foreign
                                                                           securities.

    Fidelity Management &    Asset Manager           Balanced              To seek a high total return with reduced
       Research Company        Portfolio                                   risk over the long-term by allocating its
                                                                           assets among domestic and foreign stocks,
                                                                           bonds, and short-term fixed income
                                                                           instruments.

    Fidelity Management &     High Income        High Yield Bond           To seek a high level of current income by
       Research Company        Portfolio                                   investing primarily in high yielding,
                                                                           lower-rated, fixed income securities,
                                                                           while also considering growth of capital.

      Van Eck Associates     Worldwide Hard     Aggressive Growth:         To seek long-term capital appreciation by
         Corporation          Assets Fund           Specialty              investing in equity and debt securities of
                                                                           companies engaged in the exploration,
                                                                           development, production, and distribution
                                                                           of gold and other natural resources such
                                                                           as strategic and other metals, minerals,
                                                                           forest products, oil, natural gas, and coal.

      Van Eck Associates       Worldwide        Aggressive Growth:         To obtain long-term capital appreciation
         Corporation        Emerging Markets   International Stock         by investing in equity securities in
                                  Fund                                     emerging markets around the world.  The
                                                                           Fund emphasizes primarily investment in
                                                                           countries that, compared to the world's
                                                                           major economies, exhibit relatively low
                                                                           gross national product per capita, as well
                                                                           as the potential for rapid economic
                                                                           growth.

    J.P. Morgan Investment   Bond Portfolio      Growth & Income           To provide a high total return consistent
       Management, Inc.                                                    with moderate risk of capital and
                                                                           maintenance of liquidity.


                               3


          INVESTMENT              FUND              INVESTMENT                             OBJECTIVE
          ----------              ----              ----------                             ---------
           MANAGER                NAME                 TYPE
           -------                ----                 ----
    J.P. Morgan Investment   Small Company      Aggressive Growth          To provide high total return from a
       Management, Inc.        Portfolio                                   portfolio of equity securities of small
                                                                           companies.  The Fund invests at least
                                                                           65% of the value of its total assets in the
                                                                           common stock of small U.S. companies
                                                                           primarily with market capitalizations less
                                                                           than $1 billion.

       American Century     Income & Growth                                To attain long-term growth of capital as
          Investment              Fund           Growth & Income           well as current income.  The Fund pursues
       Management, Inc.                                                    a total return and dividend yield that
                                                                           exceeds those of the S&P 500 by
                                                                           investing in stocks of companies with
                                                                           strong dividend growth potential.

       American Century                         Aggressive Growth:         To obtain capital growth over time by
          Investment       International Fund  International Stock         investing in common stocks of foreign
       Management, Inc.                                                    companies considered to have better-than-
                                                                           average prospects for appreciation.
                                                                           Because this Fund invests in foreign
                                                                           securities, a higher degree of short-term
                                                                           price volatility, or risk, is expected due
                                                                           to factors such as currency fluctuation and
                                                                           political instability.

       American Century                                                    To attain long-term capital growth, with
          Investment           Value Fund             Growth               income as a secondary objective.  The
       Management, Inc.                                                    Fund invests primarily in equity securities
                                                                           of well-established companies that are
                                                                           believed by management to be
                                                                           undervalued at the time of purchase.


You may change the investments that you want to use for your future premiums by notifying our Home Office.

You may transfer your cash value among the various funds, but there are certain rules. We don't charge you a transaction fee for the first twelve transfers in a policy year, but we charge a $25 fee for each transfer after the first twelve. (A policy year is measured beginning on the anniversary of the date that the policy was issued, and ending on the day before the next anniversary.)

We have the right to change or eliminate transfers in the future, although we don't currently intend to do so.

CHARGES AND DEDUCTIONS. There are certain costs that we charge you for issuing your policy and keeping it in force. This section describes those charges -- what they are and what they cover.

INITIAL POLICY CHARGE. When we issue your policy, we charge a fee of $800 to cover the costs associated with underwriting and issuing the policy and the ongoing administrative costs. We deduct this amount from the policy's cash value as soon as we have issued the policy and you have paid your first premium.

PREMIUM TAX CHARGE AND FEDERAL TAX CHARGE. The Federal government and many states and territories impose taxes or charges on insurance premiums. We deduct from your premium payment the amount required to pay these taxes and charges. We deduct currently 1.3% of each premium payment to pay the Federal tax charge, and 2.25% of each premium payment to pay the premium tax charge.

If the tax rates change, we may change the amount of the deduction to cover the new taxes. However, the deduction will never exceed the amount shown on the specifications page of your policy. (See Charges and Deductions - Premium Expense Charges.)

If we are required by law to pay taxes based on the separate account, we may charge an appropriate share to policies that invest in the separate account. (See Federal Tax Matters.)

COST OF INSURANCE. Because this is a life insurance policy, it has a death benefit. We charge an insurance cost each month to cover the risk that you will die and we will have to pay the death benefit.

The amount of this charge varies with the age, sex, risk class of the person insured under the policy, and the amount of the death benefit at risk -- if the risk of death or the amount of the death benefit is greater, then the cost of insurance is also greater. We calculate the cost of insurance daily, and deduct the total from your cash value at the beginning of the next policy month.

MORTALITY AND EXPENSE RISK AND DISTRIBUTION CHARGE. We make another charge to cover mortality and expense risks and certain distribution expenses under the Policy. We calculate this charge based on a percentage of the net assets in the separate account. In determining the percentage to be applied we consider the total cash value in all of the separate account funds. In situations in which multiple policies exist on an account, such as policies on a husband and wife or on business partners, we combine the separate account funds of all of the policies to determine the percentage.

We calculate and accrue the mortality and expense risk and distribution charge daily, and deduct it from the policy's cash value at the beginning of the next policy month. We guarantee that the charge will not exceed the following amounts, shown on an annual percentage basis:

        Total Separate       Percentage of
        Account Funds          Net Assets
        -------------          ----------
        First $500,000           2.25%
       Next $1,000,000           2.00%
       Next $1,000,000           1.75%
       Next $1,000,000           1.65%
       Next $1,000,000           1.55%
       Next $1,000,000           1.45%
       Next $1,000,000           1.35%
       Over $6,500,000           1.25%

(See Charges and Deductions - Separate Account Charges.)

FUND EXPENSES. We pay the operating expenses of the separate account. The funds pay for their own operating expenses and investment fees. For a description of these charges, see Charges and Deductions - Separate Account Charges.

The following chart shows the fees and expenses of the funds as reported for the fiscal year ending December 31, 1998:

                                ANNUAL FUND EXPENSES <F1>
                          As a Percentage of Average Net Assets

                                 INVESTMENT
         FUND                    ADVISORY /           OTHER EXPENSES               TOTAL
                                 MANAGEMENT
                                    FEE

                             GENERAL AMERICAN CAPITAL COMPANY
S&P 500 Index Fund                 .25%                    .05%                    .30%
Money Market Fund                  .125%                   .08%                    .205%
Bond Index Fund                    .25%                    .05%                    .30%
Managed Equity Fund                .40% <F2>               .10%                    .50%
Asset Allocation Fund              .50%                    .10%                    .60%
International Index Fund           .50% <F3>               .30%                    .80%
Mid-Cap Equity Fund                .55% <F4>               .10%                    .65%
Small-Cap Equity Fund              .25%                    .05%                    .30%

                           AMERICAN CENTURY VARIABLE PORTFOLIOS
Income & Growth Fund               .70%                    .00%                    .70%
International Fund                1.50%                    .00%                   1.50%
Value Fund                        1.00%                    .00%                   1.00%

                                J.P. MORGAN SERIES TRUST II
Bond Portfolio                     .30%                    .45%                    .75%
Small Company Portfolio            .60%                    .55%                   1.15%

                             VARIABLE INSURANCE PRODUCTS FUND
Equity-Income Portfolio            .50%                    .08%                    .58%
Growth Portfolio                   .60%                    .09%                    .69%


                               5


Overseas Portfolio                 .75%                    .17%                    .92%
High Income Portfolio              .59%                    .12%                    .71%

                            VARIABLE INSURANCE PRODUCTS FUND II
Asset Manager                      .55%                    .10%                    .65%

                             VAN ECK WORLDWIDE INSURANCE TRUST
Worldwide Hard Assets Fund        1.00%                    .00%                   1.00%
Worldwide Emerging Markets Fund   1.50%                    .00%                   1.50%

<F1>  The Fund expenses shown above are collected from the underlying
Fund, and are not direct charges against the Separate Account assets or reductions from the Policy's Cash Value. These underlying Fund Expenses are taken into consideration in computing each Fund's net asset value, which is used to calculate the unit values in the Separate Account. The management fees and other expenses are more fully described in the prospectus of each individual Fund. The information relating to the Fund expenses was provided by the Fund and was not independently verified by General American. Except as otherwise specifically noted, the management fees and other expenses are not currently subject to fee waivers or expense reimbursements.

<F2>  The fees charged by the Managed Equity Fund are stated as a series of annual percentages of the average daily value of the net assets of the Fund. The percentages decrease with respect to assets of the Fund above certain amounts, as follows: First $10 million, 0.40%; Next $20 million, 0.30%; Balance over $30 million, 0.25%.

<F3>  The fees charged by the International Index Fund are stated as a series of annual percentages of the average daily value of the net assets of the Funds. The percentages decrease with respect to assets of the Fund above certain amounts, as follows: First $10 million, 0.50%; Next $20 million, 0.40%; Balance over $20 million, 0.30%.

<F4>  The fees charged by the Mid-Cap Equity Fund are stated as a series of annual percentages of the average daily value of the net assets of the Funds. The percentages decrease with respect to assets of the Fund above certain amounts, as follows: First $10 million, 0.55%; Next $10 million, 0.45%; Balance over $20 million, 0.40%.

DEATH BENEFIT. If the person insured under the policy dies while the policy is in force, we will pay a death benefit to the beneficiary.

If the person insured is less than attained age 100 at the time of death, the death benefit will be equal to the policy's cash value on the date of death, multiplied by an attained age factor. The attained age factors are shown on a table in the policy. The factors shown in the policy are for deaths occurring on the policy anniversary. For any other date, we will determine the factor by interpolation, or calculating the daily value between the anniversary dates.

If the person insured has reached attained age 100 at the time of death, the death benefit will be equal to 101% of the policy's cash value.

We will increase the policy proceeds by any dividends earned prior to the death of the person insured, and will reduce it by the cost of insurance from the beginning of the month to the date of death, by any outstanding loans and interest and by the amount of the mortality and expense risk and distribution charge from the beginning of the month to the date of death. We will pay the death benefit according to the settlement options available at the time of death. (See Policy Benefits
- Death Benefit.)

You may include additional insurance benefits with your policy. These are described under General Matters - Additional Insurance Benefits. If you elect any additional benefits, we will deduct the charges for those benefits from your Cash Value.

CASH VALUE. Your Policy has a cash value that is the total amount credited to you in the separate account, the loan account, and the general account. The cash value increases by the amount of net premium payments, and decreases by expense charges for the policy. It may either increase or decrease based on the investment experience of the separate account divisions that you have selected. (See Policy Benefits
- Cash Value.)

There is no minimum guaranteed cash value.

POLICY LOANS. You may borrow against the cash value of your policy. The loan value is the maximum amount that you may borrow. The loan value is:
          the cash value on the date we receive the loan request;
     plus interest on the loan balance to the next policy anniversary, calculated at the guaranteed general account interest rate; minus interest on the new loan to the next policy anniversary;


                               6

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     minus any loans and interest already outstanding;
     minus monthly deductions to the next policy anniversary.

When you borrow against the policy, we will take the money from the general account and the divisions of the separate account in proportion to your balances in each account.

Loan interest is due at each policy anniversary. If you don't pay the loan interest, we will add it to the amount of the loan.

You may repay all or part of the loan at any time. When you make a loan payment, we will put the money back into the general account or the divisions of the separate account in the same percentages used to make the loan.

When we pay out the proceeds of your policy, either as a death benefit or as a policy surrender, we will deduct any outstanding loans and interest from the amount we pay. (See Policy Rights - Loans.)

Loans taken from or secured by a policy may have Federal income tax consequences. (See Federal Tax Matters.)

SURRENDER AND PRO-RATA SURRENDER. You may surrender the policy at any time while it is in force. We will pay you the cash surrender value, plus dividends (if any) earned prior to the surrender.

You may request a pro-rata surrender of the policy, which allows you to surrender part of the policy and keep the rest in force. You can find more information under Policy Rights - Surrender and Pro-Rata Surrender.

A surrender or pro-rata surrender may have Federal income tax consequences. We suggest that you discuss your situation with a competent tax adviser before taking one of these steps. (See Federal Tax Matters.)

ILLUSTRATIONS OF DEATH BENEFITS AND CASH SURRENDER VALUES. The death benefit and cash surrender value of your policy will depend on how well your investments perform. In Appendix A we have illustrated some sample policies. Depending on the rate of return, the values may increase or decrease. In order to help you to understand the cost of the policy, we also show how your premium would grow if you simply invested it at 5% interest, compounded annually.

If you surrender your policy in the first few years, the cash surrender value that you receive may be low compared to what you would have accumulated by investing the premiums at interest. In this case, the insurance protection that you received while the policy was in force will have been expensive.

We will provide you with an illustration showing projected future cash values if you request it in writing. We may charge a fee of up to $25 for preparing the illustration.

TAX CONSEQUENCES OF THE POLICY. If your policy was issued in a standard premium class, then we believe that it qualifies as a life insurance contract for Federal income tax purposes. However, if the policy was issued on a substandard basis, it is not clear whether it will qualify as a life insurance contract for tax purposes. The IRS has provided very limited guidance in this area.

Assuming that the policy does qualify as a life insurance contract for Federal income tax purposes, then we believe that the cash value should be subject to the same tax treatment as the cash value of a conventional fixed-benefit contract. This means that growth in the cash value will not be taxed until you receive a distribution.

There are some actions that may trigger a tax. If you transfer ownership to someone else, or if you surrender the policy or withdraw cash from it under a pro-rata surrender, you may have to pay a tax. Similarly, if you let the policy lapse while there is an outstanding loan, or if you exchange the policy for another policy, you may owe a tax. (See Federal Tax Matters.)

Based on your premium schedule, your policy may become a "modified endowment contract." If that happens, then some pre-death distributions of cash will be taxable income. If there is more cash value in the policy that what you actually paid in premiums, you will taxed on the excess in the year in which you receive a distribution. You may withdraw the amount that you paid into the policy without being taxed, but only after you have received the excess as taxable income. In addition, any taxable distribution that you receive before age 59 1/2 will generally be subject to an additional 10% tax.

On the other hand, if the policy is not a modified endowment contract, then distributions are normally treated first as a return of your "cost basis," or investment in the contract. In this case, you may withdraw up to the amount of the premiums you paid with no tax consequences. After that, any additional distributions are treated as taxable income. In addition, loans from the policy are not treated as distributions, so they are not considered taxable


                               7

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

income. Finally, if your policy is not a modified endowment contract, neither distributions or loans are subject to the 10% additional tax (See Federal Tax Matters.)

Please note that General American is neither a law firm nor a tax adviser, so we cannot give you legal or tax advice. If you have specific legal or tax questions, we suggest that you consult a qualified professional in these fields.

DIVIDENDS. We do not expect to pay dividends on this Policy.  (See
Dividends.)

                               * * *

This Prospectus describes only those aspects of the Policy that relate to the Separate Account, except where General Account matters are specifically mentioned. For a brief summary of the aspects of the Policy relating to the General Account, see The General Account.




                               8

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

                             DEFINITIONS

ATTAINED AGE - The Issue Age of the Insured plus the number of completed Policy Years.

BENEFICIARY - The person or persons named in the application or by later designation to receive Policy proceeds in the event of the Insured's death. A Beneficiary may be changed as set forth in the Policy and this Prospectus.

CASH VALUE - The total amount that a Policy provides for investment at any time. It is equal to the total of the amounts credited to the Owner in the Separate Account and the General Account, including the Loan Account.

CASH SURRENDER VALUE - The Cash Value of a Policy on the date of surrender, less accrued cost of insurance charges and accrued mortality and expense risk and distribution charges from the beginning of the Policy Month, less any Indebtedness.

DIVISION - A subaccount of the Separate Account. Each Division invests exclusively in the shares of a corresponding Fund of General American Capital Company, American Century Variable Portfolios, J.P. Morgan Series Trust II, Variable Insurance Products Fund, Variable Insurance Products Fund II, or Van Eck Worldwide Insurance Trust.

FUND - A separate investment portfolio of General American Capital Company, American Century Variable Portfolios, J.P. Morgan Series Trust II, Variable Insurance Products Fund, Variable Insurance Products Fund II, or Van Eck Worldwide Insurance Trust. Although sometimes referred to elsewhere as "portfolios," they are referred to in this prospectus as "Funds," except where "Portfolio" is part of their name.

GENERAL ACCOUNT - The assets of the Company other than those allocated to the Separate Account or any other separate account. The Loan Account is part of the General Account.

HOME OFFICE - The service office of General American Life Insurance Company, the mailing address of which is P.O. Box 14490, St. Louis, Missouri 63178.

INDEBTEDNESS - The sum of all unpaid Policy Loans and accrued interest on loans.

INSURED - The person whose life is insured under the Policy.

INVESTMENT START DATE - The date the initial premium is applied to the General Account or to the Divisions of the Separate Account. This date is the later of the Issue Date or the date the initial premium is received at General American's Home Office.

ISSUE AGE - The Insured's age at his or her nearest birthday as of the date the Policy is issued.

ISSUE DATE -- The effective date of the coverage under the Policy. This is the date from which Policy Anniversaries, Policy Years, and Policy Months are measured.

LOAN ACCOUNT - The account of the Company to which amounts securing Policy Loans are allocated. The Loan Account is part of General
American's General Account.

LOAN SUBACCOUNT - A Loan Subaccount exists for the General Account and for each Division of the Separate Account. Any Cash Value transferred to the Loan Account will be allocated to the appropriate Loan Subaccount to reflect the origin of the Cash Value. At any point in time, the Loan Account will equal the sum of all the Loan Subaccounts.

MONTHLY ANNIVERSARY - The same date in each succeeding month as the Issue Date except that whenever the Monthly Anniversary falls on a date other than a Valuation Date, the Monthly Anniversary will be deemed the next Valuation Date. If any Monthly Anniversary would be the 29th, 30th, or 31st day of a month that does not have that number of days, then the Monthly Anniversary will be the last day of that month.

NET PREMIUM - The premium less the premium tax charge and the federal tax charge.

OWNER - The Owner of a Policy, as designated in the application or as subsequently changed.

POLICY - The variable life insurance Policy offered by the Company and described in this Prospectus.

POLICY ANNIVERSARY - The same date each year as the Issue Date.

POLICY MONTH - A month beginning on the Monthly Anniversary.

POLICY YEAR - A period beginning on a Policy Anniversary and ending on the day immediately preceding the next Policy Anniversary.

PORTFOLIO - see Fund.


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PRO-RATA SURRENDER - A requested reduction of both the death benefit and the Cash Value by a given percentage.

SEC - The United States Securities and Exchange Commission.

SEPARATE ACCOUNT - General American Separate Account Eleven, a separate investment account established by the Company to receive and invest the Net Premiums paid under the Policy, and certain other variable life policies, and allocated by the Owner to provide variable benefits.

VALUATION DATE - Each day that the New York Stock Exchange is open for trading and the Company is open for business. The Company is not open for business the day after Thanksgiving.

VALUATION PERIOD - The period between two successive Valuation Dates, currently commencing at 4:00 p.m. (Eastern Standard Time) on a Valuation Date and ending 4:00 p.m. on the next succeeding Valuation Date.

                     THE COMPANY, THE SEPARATE
                       ACCOUNT, AND THE FUNDS

                            THE COMPANY

General American Life Insurance Company ("General American" or "the Company") was originally incorporated as a stock company in 1933. In 1936, General American initiated a program to convert to a mutual life insurance company. In 1997, General American's policyholders approved a reorganization of the Company into a mutual holding company structure under which General American became a stock company wholly owned by GenAmerica Corporation, an intermediate stock holding company. GenAmerica is wholly owned by General American Mutual Holding Company, a mutual holding company organized under Missouri law. On January 28, 1999, the Board of General American Mutual Holding Company instructed its management to develop a plan for demutualization and a public offering of stock. Owners of variable life insurance contracts issued by General American as of that date may be eligible for a distribution of value in connection with such a demutualization when and if it occurs.

General American is principally engaged in writing individual and group life insurance policies and annuity contracts. As of December 31, 1998, it had consolidated assets of approximately $29 billion. It is admitted to do business in 49 states, the District of Columbia, Puerto Rico, and in ten Canadian provinces. The principal offices of General American are located at 700 Market Street, St. Louis, Missouri 63101. The mailing address of General American's service center ("the Home Office") is P.O. Box 14490, St. Louis, Missouri 63178.

                        THE SEPARATE ACCOUNT

General American Life Insurance Company Separate Account Eleven ("the Separate Account") was established by General American as a separate investment account on January 24, 1985 under Missouri law. The Separate Account will receive and invest the Net Premiums paid under this Policy and allocated to it. In addition, the Separate Account currently receives and invests Net Premiums for other classes of variable life insurance policies and might do so for additional classes in the future.

The Separate Account has been registered with the SEC as a unit investment trust under the Investment Company Act of 1940 ("the 1940 Act") and meets the definition of a "separate account" under Federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of the Separate Account or General American by the SEC.

The Separate Account currently is divided into twenty-four Divisions, although not all Divisions may be available for investment under the Policy. Divisions invest in corresponding Funds from one of several open-end, diversified management investment companies: General American Capital Company, American Century Variable Portfolios, J.P. Morgan Series Trust II, Variable Insurance Products Fund, Variable Insurance Products Fund II, and Van Eck Worldwide Insurance Trust. Income and both realized and unrealized gains or losses from the assets of each Division of the Separate Account are credited to or charged against that Division without regard to income, gains, or losses from any other Division of the Separate Account or arising out of any other business General American may conduct.

Although the assets of the Separate Account are the property of General American, the assets in the Separate Account equal to the reserves and other liabilities of the Separate Account are not chargeable with liabilities arising out of any other business which General American may conduct. The assets of the Separate Account are available to cover the general liabilities of General American only to the extent that the Separate Account's assets exceed its liabilities arising under the Policies. From time to time, the Company may transfer to its General Account any assets of the Separate Account that exceed the reserves and the Policy liabilities of the Separate Account (which will always be at least equal to the aggregate Policy value allocated to the Separate Account under the Policies). Before making any such transfers, General American will consider any possible adverse impact the transfer may have on the Separate Account.

                             THE FUNDS

THERE IS NO ASSURANCE THAT ANY OF THE FUNDS WILL ACHIEVE ITS STATED OBJECTIVE. It is conceivable that in the future it may be disadvantageous for Funds to offer shares to separate accounts of various insurance companies to serve as the investment medium for their variable products or for both variable life and annuity separate accounts to invest simultaneously in a Fund. The Boards of Trustees of each Fund, the respective Advisors of each Fund, and the Company and any other insurance companies participating in the Funds are required to monitor events to identify any material irreconcilable conflicts that may possibly arise, and to determine what action, if any, should be taken in response to those events or conflicts. A more detailed description of the Funds, their investment policies, restrictions, risks, and charges is in the prospectuses for each Fund, which must accompany or precede this Prospectus and which should be read carefully.

The investment objectives and policies of certain Funds are similar to the investment objectives and policies of other portfolios that may be managed by the same investment adviser or manager. The investment results of the Funds, however, may differ from the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the Funds will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser or manager.

We may receive compensation from one or more of the Funds (or their affiliates) based upon an annual percentage of the average net assets we hold in the Fund. These amounts are intended to compensate us for administrative or other services we provide to the Funds or their affiliates.

                  GENERAL AMERICAN CAPITAL COMPANY

General American Capital Company ("the Capital Company") is an open-end, diversified management investment company which was incorporated in Maryland on November 15, 1985, and commenced operations on October 1, 1987. Only the Funds described in this section of the Prospectus are currently available as investment choices for this Policy even though additional Funds may be described in the prospectus for the Capital Company. Shares of Capital Company are currently offered to separate accounts established by General American Life Insurance Company and affiliates. The Capital Company's investment adviser is Conning Asset Management Company ("the Advisor"), an indirect, majority-owned subsidiary of General American. The adviser selects investments for the Funds.

The investment objectives and policies of each Fund are summarized below:

     S&P 500 INDEX FUND: The investment objective of this Fund is to provide investment results that parallel the price and yield performance of publicly-traded common stocks in the aggregate.
     The Fund uses the Standard & Poor's Composite Index of 500 Stocks ("the S&P Index") as its standard for performance comparison. The Fund attempts to duplicate the performance of the S&P Index and includes dividend income as a component of the Fund's total return. The Fund is not managed by Standard & Poor's.

     THE MONEY MARKET FUND: The investment objective of the Money Market Fund is to obtain the highest level of current income which is consistent with the preservation of capital and maintenance of liquidity. The Fund invests primarily in high-quality, short-term money market instruments. An investment in the Money Market Fund is neither insured nor guaranteed by the U. S. Government.

     BOND INDEX FUND: The investment objective of this Fund is to provide a rate of return that reflects the performance of the publicly-traded bond market as a whole. The Fund uses the Lehman Brothers Government/Corporate Bond Index as its standard for performance comparison.

     MANAGED EQUITY FUND: The investment objective of this Fund is long-term growth of capital, obtained by investing primarily in common stocks. Securing moderate current income is a secondary objective.

     ASSET ALLOCATION FUND: The investment objective of this Fund is a high rate of long-term total return composed of capital growth and income payments. Preservation of capital is the secondary objective and chief limit on investment risk. The Fund will invest only in those types of securities that the other Capital Company Funds may invest in. The Asset Allocation Fund invests in a combination of common stocks, bonds, or money market instruments in accordance with guidelines

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

     established from time to time by Capital Company's Board of Directors.

     INTERNATIONAL INDEX FUND: The investment objective of this Fund is to obtain investment results that parallel the price and yield performance of publicly-traded common stocks in the Morgan Stanley Capital International ("MSCI") Europe, Australia and Far East Index ("EAFE").

     MID-CAP EQUITY FUND: The investment objective of this Fund is capital appreciation. It pursues this objective by investing primarily in common stocks of United States-based, publicly traded companies with medium market capitalizations falling within the capitalization range of the S&P Mid-Cap 400 at the time of the Fund's investment.

     SMALL-CAP EQUITY FUND: The investment objective of this Fund is to provide a rate of return that corresponds to the performance of the common stock of small companies, while incurring a level of risk that is generally equal to the risks associated with small company common stock. The Fund attempts to duplicate the performance of the smallest 20% of companies, based on capitalization size, that are based in the United States and listed on the New York Stock Exchange ("NYSE").

                 AMERICAN CENTURY VARIABLE PORTFOLIOS

American Century Variable Portfolios, Inc., a part of American Century Investments, was organized as a Maryland corporation on June 4, 1987. It is a diversified, open-end management investment company. Its business and affairs are managed by its officers under the Direction of its Board of Directors. American Century Investment Management, Inc. serves as the investment manager of the fund.

The investment objective and policies of the Funds are summarized below:

     INCOME & GROWTH FUND: The investment objective of this Fund is to attain long-term growth of capital as well as current income. The Fund pursues a total return and dividend yield that exceed those of the S&P 500 by investing in stocks of companies with strong dividend growth potential. Dividends are paid monthly.

     INTERNATIONAL FUND: This Fund seeks capital growth over time by investing in common stocks of foreign companies considered to have better-than-average prospects for appreciation. Because the Fund invests in foreign securities, a higher degree of short-term price volatility, or risk, is expected due to factors such as currency fluctuation and political instability.

     VALUE FUND: This Fund is a core equity fund that seeks long-term capital growth. Income is a secondary objective. To pursue its objectives, the fund invests primarily in equity securities of well-established companies that are believed by management to be undervalued at the time of purchase. Please note that this is an equity investment and, by nature, may fluctuate in value.

                     J.P. MORGAN SERIES TRUST II

J.P. Morgan Series Trust II is an open-end diversified management investment company organized as a Delaware Business Trust. The Trust's investment adviser is J.P. Morgan Investment Management, Inc., a registered investment adviser and a wholly owned subsidiary of J.P. Morgan & Co., Incorporated, a bank holding company organized under the laws of Delaware.

The investment objective and policies of the Funds are summarized below:

     BOND PORTFOLIO: This Fund seeks to provide a high total return consistent with moderate risk of capital and maintenance of liquidity. The Fund is designed for investors who seek a total return over time that is higher than that generally available from a portfolio of short-term obligations while acknowledging the greater price fluctuation of longer-term instruments.

     SMALL COMPANY PORTFOLIO: The investment objective of this Fund is to provide high total return from a portfolio of equity securities of small companies. The Fund invests at least 65% of the value of its total assets in the common stock of small U.S. Companies primarily with market capitalizations less than $1 billion. The Fund is designed for investors who are willing to assume the somewhat higher risk of investing in small companies in order to seek a higher return over time than might be expected from a portfolio of stocks of large companies.

                  VARIABLE INSURANCE PRODUCTS FUND

Variable Insurance Products Fund ("VIP") is an open-end, diversified management investment company organized as a Massachusetts business trust on November 13, 1981. Only the Funds described in this section of the Prospectus are currently available

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

as investment choices for this Policy even though additional Funds may be described in the prospectus for VIP. VIP shares are purchased by insurance companies to fund benefits under variable insurance and annuity policies. Fidelity Management & Research Company ("FMR") of Boston, Massachusetts is the Funds' Manager.

The investment objectives and policies of each Fund are summarized below:

     EQUITY-INCOME PORTFOLIO: The investment objective of this Fund is income, obtained by investing primarily in income-producing equity securities. In choosing these securities, FMR will also consider the potential for capital appreciation. The Fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's Composite Index of 500 Stocks.

     GROWTH PORTFOLIO: The investment objective of this Fund is capital appreciation. The Fund normally purchases common stocks, although its investments are not restricted to any one type of security. Capital appreciation may also be obtained from other types of securities, including bonds and preferred stocks.

     OVERSEAS PORTFOLIO: The investment objective of this Fund is long-term growth of capital. The Fund invests primarily in foreign securities. The Overseas Portfolio provides a means for investors to diversify their own portfolios by participation in companies and economies outside of the United States.

     HIGH INCOME PORTFOLIO: The investment objective of this Fund is a high level of current income. The Fund seeks to fulfill the objective by investing primarily in high-yielding, lower-rated, fixed-income securities, while also considering growth of capital. Lower-rated securities, commonly referred to as "junk bonds," involve greater risk of default or price change than securities assigned a higher quality rating.

                VARIABLE INSURANCE PRODUCTS FUND II

Variable Insurance Products Fund II ("VIP II") is an open-end, diversified management investment company organized as a Massachusetts business trust on March 21, 1988. Only the Fund described in this section of the Prospectus is currently available as an investment choice for this Policy even though additional Funds may be described in the prospectus for VIP II. VIP II shares are purchased by insurance companies to fund benefits under variable insurance and annuity policies. FMR is the Fund's manager.

The investment objective and policies of the Funds are summarized below:

     ASSET MANAGER: The investment objective of this Fund is to seek a high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds, and short-term fixed income instruments.

                 VAN ECK WORLDWIDE INSURANCE TRUST

Van Eck Worldwide Insurance Trust ("Van Eck") is an open-end management investment company organized as a Massachusetts business trust on January 7, 1987. Only the Funds described in this section of the Prospectus is currently available as an investment choice for this Policy even though additional Funds may be described in the prospectus for Van Eck. Shares of Van Eck are offered only to separate accounts of various insurance companies to support benefits of variable insurance and annuity policies. The assets of Van Eck are managed by Van Eck Associates Corporation of New York, New York.

The investment objectives and policies of the Fund are summarized below:

     WORLDWIDE HARD ASSETS FUND: The investment objective of the Fund is to seek long-term capital appreciation by investing in equity and debt securities of companies engaged in the exploration, development, production, and distribution of one or more of the following: (i) precious metals, (ii) ferrous and non-ferrous metals, (iii) oil and gas, (iv) forest products, (v) real estate, and (vi) other basic non-agricultural commodities (together, "Hard Assets"). Current income is not an objective.

     WORLDWIDE EMERGING MARKETS FUND: The investment objective of this Fund is to obtain long-term capital appreciation by investing in equity securities in emerging markets around the world. The Fund emphasizes primarily investment in countries that, compared to the world's major economies, exhibit relatively low gross national product per capita, as well as the potential for rapid economic growth.

         ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS

The Company reserves the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the shares that are held by the Separate

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

Account or that the Separate Account may purchase. The Company reserves the right to eliminate the shares of any of the Funds and to substitute shares of another Fund or of another registered open-end investment company if the shares of a Fund are no longer available for investment or if in its judgment further investment in any Fund becomes inappropriate in view of the purposes of the Separate Account. The Company will not substitute any shares attributable to an Owner's interest in a Division of the Separate Account without notice to the Owner and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law. Nothing contained in this Prospectus shall prevent the Separate Account from purchasing other securities for other series or classes of policies, or from permitting a conversion between series or classes of policies on the basis of requests made by Owners.

The Company also reserves the right to establish additional Divisions of the Separate Account, each of which would invest in a new Fund with a specified investment objective. New Divisions may be established when, in the sole discretion of the Company, marketing needs or investment conditions warrant. Any new Division will be made available to existing Owners on a basis to be determined by the Company. To the extent approved by the SEC, the Company may also eliminate or combine one or more Divisions, substitute one Division for another Division, or transfer assets between Divisions if, in its sole discretion, marketing, tax, or investment conditions warrant.

In the event of a substitution or change, the Company may, if it considers it necessary, make such changes in the Policy by appropriate endorsement and offer conversion options required by law, if any. The Company will notify all Owners of any such changes.

If deemed by the Company to be in the best interests of persons having voting rights under the Policy, and to the extent any necessary SEC approvals or Owner votes are obtained, the Separate Account may be: (a) operated as a management company under the 1940 Act; (b) de-registered under that Act in the event such registration is no longer required; or
(c) combined with other separate accounts of the Company. To the extent permitted by applicable law, the Company may also transfer the assets of the Separate Account associated with the Policy to another separate account.

                          POLICY BENEFITS

                           DEATH BENEFIT

As long as the Policy remains in force (See Payment and Allocation of Premiums - Premium Default and Reinstatement), the Company will, upon receipt of proof of the Insured's death at its Home Office, pay the policy proceeds in a lump sum. The amount of the death benefit payable will be determined at the end of the Valuation Period during which the Insured's death occurred. The policy proceeds will be paid to the surviving Beneficiary or Beneficiaries specified in the application or as subsequently changed.

AMOUNT OF DEATH BENEFIT. On the Issue Date, the death benefit is the initial face amount of the Policy. After the Issue Date and prior to the Insured reaching Attained Age 100, the death benefit is equal to the Cash Value on the date of death multiplied by the applicable Attained Age factor shown in the Policy. The factors in the Policy are exact for Policy Anniversaries. For any other date, the factor is equal to that amount of life insurance that $1.00 will purchase, such that after crediting interest at the General Account guaranteed rate (4.0%) and making monthly cost of insurance charges at the guaranteed rate, the cash value at the Insured's Attained Age 100 is equal to that amount. A list of sample Attained Age factors is shown in the Sample Attained Age Factor Table below.

At Attained Age 100 and above, the death benefit is 101% of the Cash
Value.

                           DEATH BENEFIT
                  SAMPLE ATTAINED AGE FACTOR TABLE
                          NON-SMOKER RATES

           INSURED          MALE LIVES             FEMALE LIVES
         ATTAINED AGE         FACTOR                  FACTOR
              35              4.3506                  4.8808
              40              3.6753                  4.1270
              45              3.1151                  3.5063
              50              2.6527                  2.9913
              55              2.2734                  2.5643
              60              1.9679                  2.2100
              65              1.7242                  1.9138
              70              1.5340                  1.6757
              75              1.3883                  1.4831
              80              1.2817                  1.3388
              85              1.2024                  1.2320
              90              1.1461                  1.1570
              95              1.0895                  1.0910

PAYMENT OF THE POLICY PROCEEDS. The policy proceeds will ordinarily be paid in a lump sum within seven days after the Company receives all documentation required for such a payment. Payment may, however, be postponed in certain circumstances. (See General Matters - Postponement of Payment from the Separate Account.) The death benefit will be increased by any unpaid dividends determined prior to the Insured's death, and will be reduced by accrued cost of insurance charges and accrued mortality and expense risk and distribution charges from the beginning of the Policy Month to the date of death, and by any outstanding Indebtedness. (See General Matters - Additional Insurance Benefits, Dividends, and Charges and Deductions.) The Company will pay interest on the death benefit from the date of the Insured's death to the date of payment. Interest will be at an annual rate determined by the Company, but will never be less than the guaranteed rate of 4%. Provisions for settlement of proceeds other than a lump sum payment may only be made upon written agreement with the Company.

                             CASH VALUE

The Cash Value of the Policy is equal to the total of the amounts credited to the Owner in the Separate Account, the Loan Account (securing Policy Loans), and, in certain contracts, the General Account. The Policy's Cash Value in the Separate Account will reflect the investment performance of the chosen Divisions of the Separate Account as measured by each Division's Net Investment Factor (defined below), the frequency and amount of Net Premiums paid, transfers, loans and the charges assessed in connection with the Policy. An Owner may at any time surrender the Policy and receive the Policy's Cash Surrender Value. (See Policy Rights - Surrender and Pro-Rata Surrender.) The Policy's Cash Value in the Separate Account equals the sum of the Policy's Cash Values in each Division. There is no guaranteed minimum Cash Value.

DETERMINATION OF CASH VALUE. For each Division of the Separate Account, the Cash Value is determined on each Valuation Date. On the Investment Start Date, the Cash Value in a Division will equal the portion of the initial Net Premium allocated to the Division, reduced by the portion of the monthly deduction(s) due from the Issue Date through the Investment Start Date charged to the Division. (See Payment and Allocation of Premiums.) Thereafter, on each Valuation Date, the Cash Value in a Division of the Separate Account will equal:

     (1) The Cash Value in the Division on the preceding Valuation Date, multiplied by the Division's Net Investment Factor (defined below) for the current Valuation Period; plus

     (2)  Any Net Premium payments received during the current
     Valuation Period which are allocated to the Division; plus

     (3) Any loan repayments allocated to the Division during the current Valuation Period; plus

     (4) Any amounts transferred to the Division from the General Account or from another Division during the current Valuation Period; plus

     (5) That portion of the interest credited on outstanding loans which is allocated to the Division during the current Valuation Period; minus

     (6) Any amounts transferred from the Division to the General Account, Loan Account, or to another Division during the current Valuation Period (including any transfer charges); minus

     (7) Any withdrawal due to a Pro-Rata Surrender from the Division during the current Valuation Period; minus

     (8) If a Monthly Anniversary occurs during the current Valuation Period, the portion of the monthly deduction, the mortality and expense risk and the distribution charge allocated to the Division during the current Valuation Period to cover the Policy Month which ends immediately prior to that Valuation Period (See Charges and Deductions.); plus

     (9) If a Policy Anniversary occurs during the current Valuation Period, the portion of the dividend paid, if any, allocated to the Division.

NET INVESTMENT FACTOR: The Net Investment Factor measures the investment performance of a Division during a Valuation Period. The Net Investment Factor for each Division for a Valuation period is calculated as follows:

     (1)  The value of the assets at the end of the preceding
     Valuation Period; plus

     (2) The investment income and capital gains, realized or unrealized, credited to the assets in the Valuation Period for which the Net Investment Factor is being determined; minus

     (3) The capital losses, realized or unrealized, charged against those assets during the Valuation Period; minus

     (4) Any amount charged against each Division for taxes, including any tax or other economic burden resulting from the application of the tax laws determined by the Company to be properly attributable to the Divisions of the Separate Account, or any amount set aside during the Valuation Period as a reserve for taxes attributable to the operation or maintenance of each Division; divided by

     (5)  The value of the assets at the end of the preceding
     Valuation Period.

                           POLICY RIGHTS

                               LOANS

LOAN PRIVILEGES. The Owner may, by written request to General American, borrow an amount up to the Loan Value of the Policy, with the Policy serving as sole security for such loan. A loan taken from, or secured by, a Policy may have Federal income tax consequences. (See Federal Tax Matters.)

The Loan Value is the Cash Value of the Policy on the date the loan request is received, less interest to the next loan interest due date, less anticipated monthly deductions to the next loan interest due date, less any existing loan, plus interest expected to be earned on the loan balance to the next loan interest due date. Policy Loan interest is payable on each Policy Anniversary.

The minimum amount that may be borrowed is $500. The loan may be completely or partially repaid at any time while the Insured is living. Any amount due to an Owner under a Policy Loan ordinarily will be paid within seven days after General American receives the loan request at its Home Office, although payments may be postponed under certain circumstances. (See General Matters - Postponement of Payments from the Separate Account.)

When a Policy Loan is made, Cash Value equal to the amount of the loan plus interest due will be transferred to the Loan Account as security for the loan. A Loan Subaccount exists within the Loan Account for the General Account and each Division of the Separate Account. Amounts transferred to the Loan Account to secure Indebtedness are allocated to the appropriate Loan Subaccount to reflect its origin. Unless the Owner requests a different allocation, amounts will be transferred from the Divisions of the Separate Account and the General Account in the same proportion that the Policy's Cash Value in each Division and the General Account, if any, bears to the Policy's total Cash Value, less the Cash Value in the Loan Account, at the end of the Valuation Period during which the request for a Policy Loan is received. This will reduce the Policy's Cash Value in the General Account and Separate Account. These transactions will not be considered transfers for purposes of the limitations on transfers between Divisions or to or from the General Account.

The Cash Value in the Loan Account on the Investment Start Date is zero. On any other Valuation Date, the Cash Value in the Loan Account is:
*    the Cash value in the Loan Account on the preceding Valuation
     Date, with interest; plus
*    any amount transferred to the Loan Account from the General
     Account or from the Divisions of the Separate Account on that day;
     plus
*    any loan repayments on that day; plus
* if that day is a Policy Anniversary, an amount due to cover any unpaid loan interest due.

Cash Value in the Loan Account is expected to earn interest at a rate ("the earnings rate") which is lower than the rate charged on the Policy Loan ("the borrowing rate"). Cash Value in the Loan Account will accrue interest daily at an annual earnings rate of 4%.

Interest credited on the Cash Value held in the Loan Account will be allocated on Policy Anniversaries to the General Account and the Divisions of the Separate Account in the same proportion that the Cash Value in each Loan Subaccount bears to the Cash Value in the Loan Account. The interest credited will also be transferred: (1) when a new loan is made; (2) when a loan is partially or fully repaid; and (3) when an amount is needed to meet a monthly deduction.

INTEREST CHARGED. The borrowing rate we charge for Policy Loan interest will be based on the following schedule:

          FOR LOANS               ANNUAL
      OUTSTANDING DURING      INTEREST RATE
      Policy Years   1-10         4.50%
      Policy Years 11+            4.25%

General American will inform the Owner of the current borrowing rate when a Policy Loan is requested.

Policy Loan interest is due and payable annually on the earliest of:
*    the next Policy Anniversary;

*    the date of termination of the Policy;
*    the date the loan is repaid in full; or
* the date the loan plus loan interest accrued exceeds the cash value.

If the Owner does not pay the interest when it is due, the unpaid loan interest will be added to the outstanding Indebtedness as of the due date and will be charged interest at the same rate as the rest of the Indebtedness. (See Effect of Policy Loans below.) The amount of Policy Loan interest which is transferred to the Loan Account will be deducted from the Divisions of the Separate Account and from the General Account in the same proportion that the portion of the Cash Value in each Division and in the General Account, respectively, bears to the total Cash Value of the Policy minus the Cash Value in the Loan Account.

EFFECT OF POLICY LOANS. Whether or not a Policy Loan is repaid, it will permanently affect the Cash Value and the amount of the death benefit. The collateral for the loan (the amount held in the Loan Account) does not participate in the performance of the Separate Account while the loan is outstanding. If the Loan Account earnings rate is less than the investment performance of the selected Division(s), the Cash Value and the death benefit will be lower as a result of the Policy Loan. Conversely, if the Loan Account earnings rate is higher than the investment performance of the Division(s), the Cash Value and death benefit may be higher.

In addition, if the Indebtedness (See Definitions) exceeds the Cash Surrender Value on any Monthly Anniversary, the Policy will lapse. A lapsed Policy, however, may later be reinstated subject to certain limitations. (See Payment and Allocation of Premiums - Premium Default and Reinstatement.)

Any outstanding Indebtedness will be deducted from the proceeds payable upon the death of the Insured or the surrender of the Policy. Upon a complete surrender or lapse of any Policy, if the amount received plus the amount of outstanding Indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax. (See Federal Tax Matters.)

REPAYMENT OF INDEBTEDNESS. A Policy Loan may be repaid in whole or in part at any time prior to the death of the Insured and as long as a Policy is in force. When a loan repayment is made, an amount securing the Indebtedness in the Loan Account equal to the loan repayment will be transferred to the Divisions of the Separate Account and the General Account in the same proportion that the Cash Value in each Loan Subaccount bears to Cash Value in the Loan Account. Amounts paid while a Policy Loan is outstanding will be treated as premiums unless the Owner requests in writing that they be treated as repayment of Indebtedness.

If you fail to make repayments when the total loan and loan interest due would exceed the cash value, your policy will terminate. We will allow you a grace period for such payment of loans and loan interest due.
If the loan and loan interest due at the end of the grace period still exceed the cash value, the policy becomes void at the end of the grace period. We will mail notice to your last known address, and that of any assignee of record. This grace period will expire 62 days from the Monthly Anniversary immediately before the date the total loan and loan interest exceeds the cash value less any surrender charges, or 31 days after such notice has been mailed, if later.

                  SURRENDER AND PRO-RATA SURRENDER

At any time during the lifetime of the Insured and while a Policy is in force, the Owner may surrender the Policy by sending a written request to the Company. The amount available for surrender is the Cash Surrender Value at the end of the Valuation Period during which the surrender request is received at the Company's Home Office. Amounts payable from the Separate Account upon surrender or Pro-Rata Surrender will ordinarily be paid within seven days of receipt of the written request. (See General Matters - Postponement of Payments from the Separate Account.)

SURRENDERS. To effect a surrender, either the Policy itself must be returned to the Company along with the request, or the request must be accompanied by a completed affidavit of loss, which is available from the Company. Upon surrender, the Company will pay the Cash Surrender Value plus any unpaid dividends determined prior to surrender (See Dividends) to the Owner in a single sum. The Cash Surrender Value equals the Cash Value on the date of surrender, less accrued cost of insurance charges and accrued mortality and expense risk and distribution charges from the beginning of the Policy Month to the date of surrender, less any Indebtedness. The Company will determine the Cash Surrender Value as of the date that an Owner's written request is received at the Company's Home Office. If the request is received on a Monthly Anniversary, the monthly deduction for any charges calculated and accrued prior to the Monthly Anniversary will be made. Coverage under a Policy will terminate as of the date of surrender. The Insured must be living at the time of a surrender. A surrender may have Federal income tax consequences. (See Federal Tax Matters.)

PRO-RATA SURRENDER. After the first Policy Year, an Owner can make a Pro-Rata Surrender of the Policy. The Pro-Rata Surrender will reduce the death benefit and the Cash Value by a percentage chosen by the Owner. This percentage may be any whole number. A Pro-Rata Surrender may have Federal income tax consequences. (See Federal Tax Matters.) The percentage will be applied to the death benefit and the Cash Value on the Monthly Anniversary on or following our receipt of the request.

The Owner may allocate the amount of decrease in Cash Value among the Divisions of the Separate Account and the General Account. If no allocation is specified, then the decrease in Cash Value will be allocated among the Divisions of the Separate Account and the General Account in the same proportion that the Policy's Cash Value in each Division and the General Account bears to the total Cash Value of the Policy, less the Cash Value in the Loan Account, on the date the request for Pro-Rata Surrender is received.

A Pro-Rata Surrender will not be processed for less than $500 or if it will reduce the Cash Value below $10,000. No Pro-Rata Surrender will be processed for more Cash Surrender Value than is available on the date of the Pro-Rata Surrender. A cash payment will be made to the Owner for the amount of Cash Value reduction.

Pro-Rata Surrenders may affect the way in which the cost of insurance charge is calculated and the amount of the pure insurance protection afforded under the Policy. (See Monthly Deduction - Cost of Insurance.)

                             TRANSFERS

Under General American's current practices, a Policy's Cash Value, except amounts credited to the Loan Account, may be transferred among the Divisions of the Separate Account and for certain contracts, between the General Account and the Divisions. Transfers to and from the General Account are subject to restrictions (See The General Account). Requests for transfers from or among Divisions of the Separate Account may be made in writing or by telephone. Transfers from or among the Divisions of the Separate Account must be in amounts of at least $500 or, if smaller, the Policy's Cash Value in a Division. The first twelve requested transfers in a policy year will be allowed free of charge. Thereafter, the Company will impose a charge of $25 for each requested transfer. General American ordinarily will make transfers and determine all values in connection with transfers as of the end of the Valuation Period during which the transfer request is received.

All requests received on the same Valuation Date will be considered a single transfer request. Each transfer must meet the minimum requirement of $500 or the entire Cash Value in a Division, whichever is smaller. Where a single transfer request calls for more than one transfer, and not all of the transfers would meet the minimum requirements, General American will make those transfers that do meet the requirements. Transfers resulting from Policy Loans will not be counted for purposes of the limitations on the amount or frequency of transfers allowed in each Policy Month or Policy Year.

Although General American currently intends to continue to permit transfers for the foreseeable future, the Policy provides that General American may at any time revoke, modify, or limit the transfer privilege, including the minimum amount transferable, the maximum
General Account allocation percent, and the frequency of such transfers.

                      RIGHT TO EXAMINE POLICY

The Owner may cancel a Policy within 20 days after receiving it (30 days if the Owner is a resident of California and is age 60 or older) or within 45 days after the application was signed, whichever is later. If a Policy is canceled within this time period, it will be void from the beginning. Where permitted, General American will refund the sum of:
1. the difference between the premiums paid and the net premiums allocated to the Separate Account;
2.   the cash values of the Divisions of the Separate Account; and
3.   any charges deducted from the Cash Value.
In such cases, during the Right to Examine period we will invest your Net Premiums in the Divisions of the Separate Account that the Owner has selected.

In any jurisdiction in which we are required to refund the total premiums paid, we will hold the Net Premium in the money market fund until the end of the Right to Examine period. At the end of the Right to Examine period, we will transfer the cash value to the Divisions of the Separate Account that the Owner has selected.

To cancel the Policy, the Owner should mail or deliver the Policy to either General American or the agent who sold it. A refund of premiums paid by check may be delayed until the Owner's check has cleared the bank upon which it was drawn. (See General Matters - Postponement of Payments from the Separate Account.)

                 PAYMENT AND ALLOCATION OF PREMIUMS

                        ISSUANCE OF A POLICY

Individuals wishing to purchase a Policy must complete an application and submit it to an authorized registered agent of General American or to General American's Home Office. A Policy will generally be issued to Insureds of Issue Ages 30 through 80 for all risk classes, and to Insureds of Issue Ages 81 through 90 for non-smokers in the standard risk class. General American may, in its sole discretion, issue Policies to individuals falling outside of those Issue Ages. Acceptance of an application is subject to General American's underwriting rules and General American reserves the right to reject an application for any reason.

The Issue Date is determined by General American in accordance with its standard underwriting procedures for variable life insurance policies. The Issue Date is used to determine Policy Anniversaries, Policy Years, and Policy Months. Insurance coverages under a Policy will not take effect until the Policy has been delivered and the initial premium has been paid prior to the Insured's death and prior to any change in health as shown in the application.

                              PREMIUMS

When applying for the Policy, you determine the amount of the premium for the first Policy Year and succeeding Policy Years. The amount of the premiums is shown in the Policy.

The first premium is due on the Issue Date, and may be paid to an authorized registered agent of General American or to General American at its Home Office. After the first Policy Year, premiums are payable in the amount shown in the Policy for each Policy Year. After the first Policy Year you may make each year's scheduled premium payment in a lump sum or in installments at any time during the Policy Year.

If a Policy is in the intended Owner's possession but the initial premium has not been paid, the Policy is not in force. The intended Owner is deemed to have the Policy for inspection only.

PREMIUM LIMITATIONS. You must pay the scheduled premium for the first Policy Year. You may not pay more than the amount of premium shown in the Policy in any Policy Year. After the first Policy Year you may pay less than the scheduled premium, but there are some important restrictions as described below.

On each Policy Anniversary we will review the premiums paid into the policy. If the total amount of premiums paid since the policy's issue date has always been at least 80% of the total scheduled premiums since the policy's issue date, then you may pay any amount of premium up to the current scheduled amount. If, on the other hand, a premium remains unpaid after the grace period, and the sum of the cumulative premiums paid is less than 80% of the scheduled cumulative premiums, then future annual premiums payable are limited to the lesser of:
     1.  the scheduled annual premium, or
     2. the annual premium paid in the year in which the cumulative premiums paid fell below 80% of the scheduled cumulative premium.
If you do not pay the lesser of these two amounts, no further premiums are payable.

This limit will remain in force for all future years unless you reinstate the policy as described below.

If your premium payments are eliminated as described above, your policy will remain in force as long as the cash value is sufficient to pay the charges and deductions described below. If your Cash Value is insufficient to pay the charges and deductions, you will be allowed to pay sufficient premium into the policy to cover the current charges and deductions. If you do not make such premium payments, the Policy will terminate without value.

             ALLOCATION OF NET PREMIUMS AND CASH VALUE

ALLOCATION OF NET PREMIUMS. In the application for a Policy, the Owner indicates how Net Premiums are to be allocated among the Divisions of the Separate Account, to the General Account (if available), or both. For each Division chosen, the minimum percentage that may be allocated to a Division is 5% of the Net Premium, and fractional percentages may not be used. Certain other restrictions apply to allocations made to the General Account (see General Account). For policies issued with an allowable percentage to the General Account of more than 5%, the minimum percentage is 5%, and fractional percentages may not be used.

The allocation for future Net Premiums may be changed without charge at any time by providing notice to the Company. Any change in allocation will take effect immediately upon receipt by the Company of written notice. No charge is imposed for changing the allocations of future premiums. The initial allocation will be shown on the application which is attached to the Policy. The Company may at any time modify the maximum percentage of future Net Premiums that may be allocated to the General Account.

Net Premiums will be allocated according to the allocation instructions most recently received by the Company unless otherwise instructed for that particular premium receipt.

The Policy's Cash Value may also be transferred between Divisions of the Separate Account, and, if the General Account is available under the Policy, between those Divisions and the General Account. (See Policy Rights - Transfers.)

The value of amounts allocated to Divisions of the Separate Account will vary with the investment performance of the chosen Divisions and the Owner bears the entire investment risk. This will affect both the Policy's Cash Value and the death benefit. Owners should periodically review their allocations of Net Premiums and the Policy's Cash Value in light of market conditions and their overall financial planning requirements.

                 PREMIUM DEFAULT AND REINSTATEMENT

PREMIUM DEFAULT. Your premium is in default if you do not pay it on or before the last day of the Policy Year. We will allow a grace period of 62 days for payment of each premium except the first. The grace period begins on the last day of the Policy Year for which the premium payment was due. If you pay a premium during the grace period, and if you have paid less than the scheduled premium (or less than the restricted premium, if applicable), we will treat the premium payment as having been made in the prior Policy Year. If the sum of the premium paid during the grace period and the premium already applied to the prior Policy Year exceed the amount allowed for the prior Policy Year, then we will treat any excess as a premium payment for the current Policy Year.

If your premium payments have been restricted because you have not paid at least 80% of the scheduled premiums on a cumulative basis as described under Premiums, you may apply to reinstate the premium payment schedule as described below.

You may reinstate your premium payments within five years after the date of default of a premium payment, provided that you have not surrendered the policy and that:
     1.   you submit a written request for reinstatement;
     2. you submit proof satisfactory to us that the Insured is insurable by our standards;
     3. you pay all overdue premiums with interest accumulated at 6% per year, compounded annually to the date of reinstatement;
     4. you pay or reinstate any policy loan (if the reinstated policy has sufficient value) with interest at the applicable rate; and
     5. the Insured is alive on the date we approve the request for reinstatement. If the insured is not alive, the approval is void with no effect.

For purposes of reinstatement, the term "all overdue premiums" shown in item 3 above means the greater of (a) the amount of the scheduled premium for the current Policy Year, or (b) the amount of premium required so that the total premiums paid since the Issue Date (without interest) is equal to 80% of the cumulative scheduled premium.

The reinstated Policy will be in force from the date we approve the reinstatement application. There will be a full monthly deduction for the Policy Month which includes this date. (See Charges and Deductions
- Monthly Deduction.) Any application for reinstatement becomes part of the contract of reinstatement and of the Policy.

                       CHARGES AND DEDUCTIONS

Charges will be deducted in connection with the Policy to compensate the Company for providing the insurance benefits set forth in the Policy and any additional benefits added by rider, administering the Policies, incurring expenses in distributing the Policies, and assuming certain risks in connection with the Policy.

INITIAL POLICY CHARGE. The Company has responsibility for the administration of the Policies and the Separate Account. For administrative expenses related to the maintenance of each Policy and the Separate Account, the Company assesses an initial Policy charge of $800. This amount is deducted from the cash value as soon as we have issued the Policy and you have made the first premium payment.

The Company may administer the Policy itself, or may purchase administrative services from such sources (including affiliates) as may be available. Such services will be acquired on a basis which, in the Company's sole discretion, affords the best services at the lowest cost. The Company reserves the right to select a company to provide services which the Company deems, in its sole discretion, is the best able to perform such services in a satisfactory manner even though the costs for such services may be higher than would prevail elsewhere.

                      PREMIUM EXPENSE CHARGES

Prior to allocation of Net Premiums, premium payments will be reduced by premium expense charges consisting a charge for premium taxes and a charge for Federal taxes. The premium payment less the premium expense charge equals the Net Premium.

PREMIUM TAX CHARGE. Various states or other governing jurisdictions and their subdivisions impose a tax on premiums received by insurance companies. Premium taxes vary by jurisdiction. We currently deduct 2.25% of each premium paid to cover the cost of these taxes. We may adjust this charge if tax rates change, but it will not exceed the amount shown on the specifications page of your Policy.

FEDERAL TAX CHARGE. This charge is designed to pass through the equivalent of the federal tax consequences applicable to the policy. The charge is currently 1.3% of premium paid, and is guaranteed not to increase except to the extent of any increases in the federal tax.

                         MONTHLY DEDUCTION

Charges will be deducted monthly from the Cash Value of each Policy ("the monthly deduction") to compensate the Company for the cost of insurance; the cost of optional benefits added by rider, and the mortality and expense risk and distribution expense assumed by the Company. The monthly deduction will be taken on the Investment Start Date and on each Monthly Anniversary. It will be allocated among the General Account and each Division of the Separate Account in the same proportion that a Policy's Cash Value in the General Account and the Policy's Cash Value in each Division bear to the total Cash Value of the Policy, less the Cash Value in the Loan Account, on the date the deduction is taken. Because portions of the monthly deduction, such as the cost of insurance, can vary from month to month, the monthly deduction itself can vary in amount from month to month.

COST OF INSURANCE. The cost of insurance is deducted on each Monthly Anniversary for the preceeding Policy Month. Because the cost of insurance depends upon a number of variables, the cost will vary for each Policy Month. The Company will determine the cost of insurance charge by multiplying the applicable daily cost of insurance rate or rates by the net amount at risk (defined below) for each day. For any day which is a Valuation Date, the net amount at risk will be determined as of the end of the Valuation Date. For any day which is not a Valuation Date, the net amount at risk will be determined as of the end of the preceding Valuation Date.

The cost of insurance rates are determined at the beginning of each Policy Year. The rates will be based on the Attained Age, duration, rate class, and sex of the Insured at issue. The cost of insurance rates generally increase as the Insured's Attained Age increases. The daily cost of insurance rate is equal to the annual cost of insurance rate divided by 365.

The rate class of an Insured also will affect the cost of insurance rate. The Company currently places Insureds into a preferred rate class, a standard rate class, or into rate classes involving a higher mortality risk.

Actual cost of insurance rates may change, and the rates will be determined by the Company based on its expectations as to future mortality experience. However, the actual cost of insurance rates will not be greater than the guaranteed cost of insurance rates set forth in the Policy. The guaranteed cost of insurance rates are equal to 100% of the rates set forth in the male/female smoker/non-smoker 1980 CSO Mortality Tables (1980 CSO Tables NA and SA and 1980 CSO Tables NG and
SG), for the age nearest birthday. Higher rates apply if the Insured is determined to be in a substandard risk class.

In two otherwise identical Policies, an Insured in the preferred rate class will have a lower cost of insurance than an Insured in a rate class involving higher mortality risk. Each rate class is also divided into two categories: smokers and nonsmokers. Nonsmoker Insureds will generally incur a lower cost of insurance than similarly situated Insureds who smoke.

The net amount at risk on any date is (a) the death benefit on that date less (b) the Cash Value on that date.

ADDITIONAL INSURANCE BENEFITS. The monthly deduction will include charges for any additional benefits provided by rider. (See General Matters - Additional Insurance Benefits.)


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

TRANSACTION CHARGES. There are no transaction charges for processing the first twelve transfers in a policy year. There is a charge of $25 for each transfer in excess of twelve.

ADJUSTMENT OF CHARGES. The Policy is available for purchase by individuals, corporations, and other institutions. For certain individuals and certain corporate or other group or sponsored arrangements purchasing one or more Policies, General American may waive or adjust the amount of any charges where the expenses associated with the sale of the Policy or Policies or the underwriting or other administrative costs associated with the Policy or Policies warrant an adjustment.

Sales, underwriting, or other administrative expenses may be reduced for reasons such as expected economies resulting from a corporate purchase or a group or sponsored arrangement; from the amount of the initial premium payment or payments; or from the amount of projected premium payments. General American will determine in its discretion if, and in what amount, an adjustment is appropriate. The Company may modify its criteria for qualification for adjustment of charges as experience is gained, subject to the limitation that such adjustments will not be unfairly discriminatory against the interests of any Owner.

                      SEPARATE ACCOUNT CHARGES

MORTALITY AND EXPENSE RISK AND DISTRIBUTION CHARGE. General American will deduct a daily charge determined as a percentage of the average net assets of each Division of the Separate Account. We calculate and accrue the mortality and expense risk and distribution charge daily, and deduct it from the policy's cash value at the end of each policy month. We guarantee that the charge will not exceed the following amounts, shown on an annual percentage basis:

        Total Separate       Percentage of
        Account Funds          Net Assets
        -------------          ----------

        First $500,000           2.25%
       Next $1,000,000           2.00%
       Next $1,000,000           1.75%
       Next $1,000,000           1.65%
       Next $1,000,000           1.55%
       Next $1,000,000           1.45%
       Next $1,000,000           1.35%
       Over $6,500,000           1.25%

The mortality risk assumed by General American is that Insureds may die sooner than anticipated and that therefore General American will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is that expenses incurred in issuing and administering the Policy will exceed the amounts realized from the administrative charges assessed against the Policy. We may make a profit from this charge. Any profit may be used to finance distribution expenses.

FUND EXPENSES. The value of the net assets of the Separate Account will reflect the investment advisory fee and other expenses incurred by the underlying investment companies. A summary of the annual Fund operating expenses for 1998 is provided on page 5 of this prospectus. See the prospectuses for the respective Funds for a description of investment advisory fees and other expenses.

TAXES. No charges are currently made to the Separate Account for Federal, state, or local taxes that the Company incurs which may be attributable to such Separate Account or to the Policy. The Company may make such a charge for any such taxes or economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policy. (See Federal Tax Matters.)

                             DIVIDENDS

The Policy is available in both a participating and a non-participating version. However, we do not anticipate that the Policy will share in the divisible surplus of the Company in the form of a dividend.

                        THE GENERAL ACCOUNT

Because of exemptive and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933 and the General Account has not been registered as an investment company under the 1940 Act. Accordingly, neither the General Account nor any interests therein are subject to the provisions of these Acts and, as a result, the staff of the SEC has not reviewed the disclosure in this Prospectus relating to the General Account. The disclosure regarding the General Account may, however, be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

                        GENERAL DESCRIPTION

The General Account consists of all assets owned by General American other than those in the Separate Account and other separate accounts. Subject to applicable law, General American has sole discretion over the investment of the assets of the General Account.

At issue, General American will determine the maximum percentage of the non-borrowed Cash Value that may be allocated, either initially or by transfer, to the General Account. The ability to allocate Net Premiums or to transfer Cash Value to the General Account may not be made available, in the Company's discretion, under certain Policies.
Further, the option may be limited with respect to some Policies. The Company may, from time to time, adjust the extent to which premiums or Cash Value may be allocated to the General Account (the "maximum allocation percentage"). Such adjustments may not be uniform as to all Policies. General American may at any time modify the General Account maximum allocation percent. Subject to this maximum, an Owner may elect to allocate Net Premiums to the General Account, the Separate Account, or both. Subject to this maximum, the Owner may also transfer Cash Value from the Divisions of the Separate Account to the General Account, or from the General Account to the Divisions of the Separate Account. The allocation of Net Premiums or the transfer of Cash Value to the General Account does not entitle an Owner to share in the investment experience of the General Account. Instead, General American guarantees that Cash Value allocated to the General Account will accrue interest at a rate of at least 4%, compounded annually, independent of the actual investment experience of the General Account.

The Loan Account is part of the General Account.

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                             THE POLICY

This Prospectus describes a variable life insurance policy. This Prospectus is generally intended to serve as a disclosure document only for the aspects of the Policy relating to the Separate Account. For complete details regarding the General Account, see the Policy itself.

                      GENERAL ACCOUNT BENEFITS

If the Owner allocates all Net Premiums only to the General Account, has no additional insurance benefits, and makes no transfers, Pro-Rata Surrenders, or Policy Loans, the entire investment risk will be borne by General American, and General American guarantees that it will pay at least a minimum specified death benefit provided the scheduled premiums are paid.

                     GENERAL ACCOUNT CASH VALUE

Net Premiums allocated to the General Account are credited to the Cash Value. General American bears the full investment risk for these amounts and guarantees that interest will be credited to each Owner's Cash Value in the General Account at a rate of no less than 4% per year, compounded annually. General American may, at its sole discretion, credit a higher rate of interest, although it is not obligated to credit interest in excess of 4% per year, and might not do so. Any interest credited on the Policy's Cash Value in the General Account in excess of the guaranteed minimum rate of 4% per year will be determined in the sole discretion of General American. The Policy Owner assumes the risk that interest credited may not exceed the guaranteed minimum rate of 4% per year. If excess interest is credited, a different rate of interest may be applied to the Cash Value in the Loan Account. The Cash Value in the General Account will be calculated on each Monthly Anniversary of the Policy.

The Cash Value of the General Account as of the Investment Start Date is equal to:
* the portion of the initial net premium received and allocated to the General Account, minus
* the portion of the monthly deductions due from the Issue Date through the Investment Start Date charged to the General Account.

Subject to the maximum limit described below, General American guarantees that, on each Valuation Date, the Cash Value in the General Account will be:
* the amount of the Net Premiums allocated or Cash Value transferred to the General Account, plus
*    interest at the rate of 4% per year, plus
* any excess interest which General American credits and any amounts transferred into the General Account, less
* the sum of all Policy charges allocable to the General Account and any amounts deducted from the General Account in connection with Pro-Rata Surrenders or transfers to the Separate Account.

The General Account Value immediately after any transfer into the General Account cannot exceed:
* the General Account Cash Value plus the Separate Account Cash Value, multiplied by
* the General Account Maximum Allocation Percent as shown on the Policy specifications page.

               TRANSFERS, SURRENDERS AND POLICY LOANS

After the first Policy Year, a portion of Cash Value may be transferred from the General Account to the Separate Account. Any transfer must be at least $500, or the Policy's entire Cash Value in the General Account if less than $500. The total amount of transfers in a Policy Year may not exceed a Maximum Amount equal to the greater of (a) the Cash Surrender Value in the General Account at the beginning of the Policy Year, multiplied by the General Account Maximum Transfer Percent Limit, as shown on the Policy's specifications page, or (b) the previous Policy Year's Maximum Amount (not to exceed the total Cash Surrender Value of the Policy).

Transfers to the General Account are limited by the maximum allocation percentage (described above) in effect for a Policy at the time a transfer request is made.

Policy Loans may also be made from the Policy's Cash Value in the General Account.

Loans from the General Account may have Federal income tax consequences. (See Federal Tax Matters.)

There is no transaction charge for the first twelve requested transfers in a Policy Year. General American will impose a charge of $25 for each requested transfer in excess of twelve in a Policy Year. General
American may revoke or modify the privilege of transferring amounts to or from the General Account at any time.

Transfers, surrenders and Pro-Rata Surrenders payable from the General Account and the payment of Policy Loans allocated to the General Account

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

may, subject to certain limitations, be delayed for up to six months. However, if payment is deferred for 30 days or more, General American will pay interest at the rate of 2.5% per year for the period of the deferment. Amounts from the General Account used to pay premiums on policies with General American will not be delayed.

                          GENERAL MATTERS

         POSTPONEMENT OF PAYMENTS FROM THE SEPARATE ACCOUNT

The Company usually pays amounts payable on Pro-Rata Surrender, surrender or Policy Loan allocated to the Separate Account Divisions within seven days after written notice is received. Payment of any amount payable from the Divisions of the Separate Account upon surrender, Pro-Rata Surrender, or death of Insured, as well as payments of a Policy Loan and transfers, may be postponed whenever: (1) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the SEC; (2) the SEC by order permits postponement for the protection of Owners; or (3) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Account's net assets. The Company may defer payment of the portion of any Policy Loan from the General Account for not more than six months.

Payments under the Policy of any amounts derived from premiums paid by check may be delayed until the Owner's check has cleared the bank upon which it was drawn.

                            THE CONTRACT

The Policy, the attached application, any riders, endorsements, and any application for reinstatement constitute the entire contract. All statements made by the Insured in the application and any supplemental applications can be used to contest a claim or the validity of the Policy. Any change to the Policy must be in writing and approved by the President, a Vice President, or the Secretary of the Company. No agent has the authority to alter or modify any of the terms, conditions, or agreements of the Policy or to waive any of its provisions.

                         CONTROL OF POLICY

The Insured is the Owner of the Policy unless another person or entity is shown as the Owner in the application. Ownership may be changed, however, as described below. The Owner is entitled to all rights provided by the Policy. Any person whose rights of ownership depend upon some future event does not possess any present rights of ownership. If there is more than one Owner at a given time, all Owners must exercise the rights of ownership by joint action. If the Owner dies, and the Owner is not the Insured, the Owner's interest in the Policy becomes the property of his or her estate unless otherwise provided. Unless otherwise provided, the Policy is jointly owned by all Owners named in the Policy or by the survivors of those joint Owners. Unless otherwise stated in the Policy, the final Owner is the estate of the last joint Owner to die. The Company may rely on the written request of any trustee of a trust which is the Owner of the Policy, and the Company is not responsible for the proper administration of any such trust.

                            BENEFICIARY

The Beneficiary is the person or persons specified in the application or by later designation. Unless otherwise stated in the Policy, the Beneficiary has no rights in a Policy before the death of the Insured. If there is more than one Beneficiary at the death of the Insured, each Beneficiary will receive equal payments unless otherwise provided by the Owner. If no Beneficiary is living at the death of the Insured, the proceeds will be payable to the Owner or, if the Owner is not living, to the Owner's estate.

The Company permits the designation of various types of trusts as Beneficiary, including trusts for minor beneficiaries, trusts under a will, and trusts under a separate written agreement. An Owner is also permitted to designate several types of beneficiaries, including business beneficiaries.

                   CHANGE OF OWNER OR BENEFICIARY

The Owner may change the ownership and/or Beneficiary designation by written request in a form acceptable to the Company at any time during the Insured's lifetime subject to any restrictions stated in the Policy and this Prospectus. The Company may require that the Policy be returned for endorsement of any change. If acceptable to us, the change will take effect as of the date the request is signed, whether or not the Insured is living when the request is received at the Company's Home Office. The Company is not liable for any payment made or action taken before the Company received the written request for change. If the Owner is also a Beneficiary of the Policy at the time of the Insured's death, the Owner may, within sixty days of the Insured's death, designate another person to receive the Policy proceeds. Any change will be subject to any assignment of the Policy or any other legal restrictions.

                           POLICY CHANGES

The Company reserves the right to limit the number of changes to a Policy to one per Policy Year and to restrict changes in the first Policy Year. Currently, only one change is permitted during any Policy Year and no change may be made during the first Policy Year. No change will be permitted, if as a result, the Policy would fail to satisfy the definition of life insurance in Section 7702 of the Internal Revenue Code or any applicable successor provision.

                      CONFORMITY WITH STATUTES

If any provision in a Policy is in conflict with the laws of the state governing the Policy, the provision will be deemed to be amended to conform to such laws. In addition, the Company reserves the right to change the Policy if it determines that a change is necessary to cause this Policy to comply with, or give the Owner the benefit of any Federal or state statute, rule, or regulation, including, but not limited to, requirements of the Internal Revenue Code, or its regulations or published rulings.

                        CLAIMS OF CREDITORS

To the extent permitted by law, neither the Policy nor any payment under it will be subject to the claims of creditors or to any legal process.

                          INCONTESTABILITY

The Policy is incontestable after it has been in force for two years from the Issue Date during the lifetime of the Insured. Any reinstatement of a Policy is incontestable only after it has been in force during the lifetime of the Insured for two years after the effective date of the reinstatement.

                             ASSIGNMENT

The Company will be bound by an assignment of a Policy only if: (a) the assignment is in writing; (b) the original assignment instrument or a certified copy thereof is filed with the Company at its Home Office; and
(c) the Company returns an acknowledged copy of the assignment instrument to the Owner. The Company is not responsible for determining the validity of any assignment. Payment of Policy proceeds is subject to the rights of any assignee of record. If a claim is based on an assignment, the Company may require proof of the interest of the claimant. A valid assignment will take precedence over the claim of any Beneficiary.

                              SUICIDE

Suicide within two years of the Issue Date is not covered by the Policy. If the Insured dies by suicide, while sane or insane, within two years from the Issue Date (or within the maximum period permitted by the laws of the state in which the Policy was delivered, if less than two years), the amount payable will be limited to premiums paid, less any Pro-Rata Surrenders and outstanding Indebtedness.

If the Insured is a Missouri citizen when the Policy is issued, this provision does not apply on the Issue Date of the Policy, unless the Insured intended suicide when the Policy was applied for.

                         CONVERSION RIGHTS

While your Policy is in force, you have a one-time right during the first two Policy Years to transfer all of your Cash Value from the Divisions of the Separate Account to the General Account.

If at any time during the first two Policy Years, you request in writing the transfer of the Cash Value held in the Divisions of the Separate Account to the General Account, and you indicate that you are making this transfer in exercise of your conversion rights, the transfer will not be subject to a transfer charge or transfer limits, if any. At the time of such transfer, there will not be any effect on the Policy's death benefit, face amount, net amount at risk, rate class, or Issue Age.

If you exercise your one-time conversion right, we will automatically allocate all future net premiums to the General Account. Transfers to the Divisions of the Separate Account will not be permitted after exercise of the conversion right.

             MISSTATEMENT OF AGE OR SEX AND CORRECTIONS

If the age or sex (except in unisex Policies, see Unisex Requirements Under Montana Law) of the Insured has been misstated in the application, the amount of the death benefit will be that which the most recent cost of insurance charge would have purchased for the correct age and sex.

Any payment or Policy changes made by the Company in good faith, relying on its records or evidence supplied with respect to such payment, will fully discharge the Company's duty. The Company reserves the right to correct any errors in the Policy.

                   ADDITIONAL INSURANCE BENEFITS

Subject to the Company's approval, the owner may obtain additional insurance coverage in the form of a term rider. The cost of any additional insurance coverage will be taken as part of the monthly deduction from the Policy's Cash Value. (See Charges and Deductions - Monthly Deduction).

TERM RIDER. The term rider provides level term insurance coverage on the life of the Insured under the base policy. The rider can be added only at issue. It cannot be increased or added to an existing Policy. Certain restrictions may apply and are described in the rider. An insurance agent authorized to sell the Policy can describe these extra benefits further. Samples of the provisions are available from General American upon written request.

                        RECORDS AND REPORTS

The Company will maintain all records relating to the Separate Account and will mail to the Owner once each Policy Year, at the last known address of record, a report which shows the current Policy values, premiums paid, deductions made since the last report, and any outstanding Policy Loans. The Owner will also be sent a periodic report for each Fund. Receipt of premium payments, transfers, Pro-Rata Surrenders, Policy Loans, loan repayments, surrenders and reinstatements will be confirmed promptly following each transaction.

                    DISTRIBUTION OF THE POLICIES

The Policy will be sold by individuals who, in addition to being licensed as life insurance agents for the Company, are also registered representatives of Walnut Street Securities, Inc. ("Walnut Street"), the principal underwriter of the Policy, or of broker-dealers who have entered into written sales agreements with Walnut Street. Walnut Street was incorporated under the laws of Missouri in 1984 and is a wholly-owned subsidiary of General American Holding Company, which is, in turn, a wholly-owned subsidiary of the Company. Walnut Street is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. No director or officer of Walnut Street owns any units in the Separate Account.

Writing agents will receive compensation for sales of the Policy. There is no commission on premiums paid. A service fee, determined as a percentage of the Policy's Cash Value (excluding amounts in the Loan Account), ranges from 1.10% of the first $500,000 to 0.375% of amounts in excess of $6,500,000. Reductions may be possible under the circumstances outlined in the section entitled Adjustment of Charges. General Agents receive compensation which is also determined as a percentage of the Cash Value (excluding amounts in the Loan Account).

As principal underwriter for the Policies, Walnut Street receives commission income. Walnut Street receives an administrative fee from sales of the Policies.

General American may use other distribution channels to sell the non-participating version of the Policy.

                        FEDERAL TAX MATTERS

                            INTRODUCTION

The following summary provides a general description of the Federal income tax considerations associated with the Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Counsel or other competent tax Advisors should be consulted for more complete information. This discussion is based upon General American's understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of the present Federal income tax laws or of the current interpretations by the Internal Revenue Service.

                      TAX STATUS OF THE POLICY

Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code") includes a definition of a life insurance contract for Federal tax purposes. The Secretary of the Treasury (the "Treasury") issued proposed regulations which specify what will be considered reasonable mortality charges under Section 7702. Guidance as to how Section 7702 is to be applied is, however, limited. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide most of the tax advantages normally provided by a life insurance policy.

With respect to a Policy issued on a basis of a standard premium class or on a guaranteed or simplified issue basis, while there is some uncertainty due to the limited guidance under Section 7702, the Company believes that such a Policy should meet the Section 7702 definition of a life insurance contract. However, with respect to a Policy issued on a substandard basis (i.e., a premium class involving higher than standard mortality risk), it is not clear whether such a Policy would satisfy Section 7702, particularly if the Owner pays the full amount of premiums permitted under the Policy.

If it is subsequently determined that a Policy does not satisfy Section 7702, the Company will take whatever steps are appropriate and necessary to attempt to cause such a Policy to comply with Section 7702, including possibly refunding any premiums paid that exceed the limitations allowable under Section 7702 (together with interest or other earnings on any such premiums refunded as required by law). For these reasons, the Company reserves the right to modify the Policy as necessary to attempt to qualify it as a life insurance contract under Section 7702.

Section 817(h) of the Code authorizes the Treasury to set standards by regulation or otherwise for the investments of the Separate Account to be "adequately diversified" in order for the Policy to be treated as a life insurance contract for Federal tax purposes. The Separate Account, intends to comply with the diversification requirements prescribed by the Treasury in Regulation Section 1.817-5, which affect how assets may be invested. Although General American does not control the Funds, it has entered into agreements, which require these investment companies to be operated in compliance with the requirements prescribed by the Treasury.

The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets, for federal income tax purposes, if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. If that were to be determined to be the case, income and gains from the separate account assets would be includible in the variable contract owner's gross income. The Treasury Department has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets."

The ownership rights under the Policy are different in certain respects from those described by the IRS in rulings in which it was determined that policy owners were not owners of separate account assets. For example, the Owner has additional flexibility in allocating Premium payments and Policy Values. These differences could result in an Owner being treated as the owner of a pro rata portion of the assets of the Separate Account. In addition, the Company does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. The Company therefore reserves the right to modify the Policy as necessary to attempt to prevent an Owner from being considered the owner of a pro rata share of the assets of the Separate Account.

The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.

l. TAX TREATMENT OF POLICY BENEFITS. In general, the Company believes that the proceeds and Cash Value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for Federal income tax purposes. Thus, the death benefit under the Policy should be excludable from the gross income of the Beneficiary under Section 101(a)(1) of the Code, unless a transfer for value (generally a sale of the policy) has occurred.

Many changes or transactions involving a Policy may have tax consequences, depending on the circumstances. Such changes include, but are not limited to, the exchange of the Policy, a change of the Policy's Face Amount, a Policy Loan, an additional premium payment, a Policy lapse with an outstanding Policy Loan, or a surrender of the Policy. In addition, Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend upon the circumstances of each Owner or Beneficiary. A competent tax adviser should be consulted for further information.

A Policy may also be used in various arrangements, including non-qualified deferred compensation or salary continuation plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of a Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.

Generally, the Owner will not be deemed to be in constructive receipt of the Policy's Cash Value, including increments thereof, under the Policy until there is a distribution. The tax consequences of

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

distributions from, and Policy Loans taken from or secured by, a Policy depend upon whether the Policy is classified as a "modified endowment contract". However, upon a complete surrender or lapse of any Policy, if the amount received plus the amount of outstanding Indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

2. MODIFIED ENDOWMENT CONTRACTS. A policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such Policy. The premium limitation rules for determining whether a Policy is a modified endowment contract are extremely complex. In general, however, a Policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven Policy Years exceed the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven level annual premiums.

In addition, if a Policy is "materially changed" it may cause such Policy to be treated as a modified endowment contract. The material change rules for determining whether a Policy is a modified endowment contract are also extremely complex. In general, however, the determination of whether a Policy will be a modified endowment contract after a material change generally depends upon the relationship among the death benefit at the time of such change, the Cash Value at the time of the change and the additional premiums paid in the seven Policy Years starting with the date on which the material change occurs.

Moreover, a life insurance contract received in exchange for a life insurance contract classified as a modified endowment contract will also be treated as a modified endowment contract. A reduction in a Policy's benefits may also cause such Policy to become a modified endowment contract.

Accordingly, a prospective Owner should contact a competent tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, an Owner should contact a competent tax adviser before paying any additional premiums or making any other change to, including an exchange of, a Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

3. DISTRIBUTIONS FROM POLICIES CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Policies classified as modified endowment contracts will be subject to the following tax rules: First, all distributions, including distributions upon surrender, from such a Policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the Cash Value immediately before the distribution over the investment in the Policy (described below) at such time. Second, Policy Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are treated as distributions from such a Policy and taxed accordingly. Third, a 10 percent additional income tax is imposed on the portion of any distribution from, or Policy Loan taken from or secured by, such a Policy that (a) is included in income, except where the distribution or Policy Loan is made on or after the Owner attains age 59 1/2, (b) is attributable to the Owner's becoming disabled, or (c) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of the Owner and the Owner's Beneficiary.

4. DISTRIBUTIONS FROM POLICIES NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACT. Distributions from Policies not classified as a modified endowment contracts are generally treated as first recovering the investment in the Policy (described below) and then, only after the return of all such investment in the Policy, as distributing taxable income. An exception to this general rule occurs in the case of a decrease in the Policy's death benefit (possibly including a partial withdrawal) or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in cash distribution to the Owner in order for the Policy to continue complying with the Section 7702 definitional limits. Such a cash distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

Policy Loans from, or secured by, a Policy that is not a modified endowment contract are not treated as distributions. Instead, such loans are treated as indebtedness of the Owner.

Upon a complete surrender or lapse of a Policy that is not a modified endowment contract, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

Neither distributions (including distributions upon surrender or lapse) nor Policy Loans from, or secured by, a Policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

If a Policy which is not a modified endowment contract subsequently becomes a modified endowment contract, then any distribution made from the Policy within two years prior to the date of such change in status may become taxable.

5. POLICY LOAN INTEREST. Generally, interest paid on any loan under a life insurance Policy owned by an individual is not deductible. In addition, interest on any loan under a life insurance Policy owned by a business taxpayer on the life of any individual who is an officer of or is financially interested in the business carried on by that taxpayer is deductible only under certain very limited circumstances. AN OWNER SHOULD CONSULT A COMPETENT TAX ADVISER BEFORE DEDUCTING ANY LOAN INTEREST.

6. INTEREST EXPENSE ON UNRELATED INDEBTEDNESS. Under provisions added to the Code in 1997 for policies issued after June 8, 1997, if a business taxpayer owns or is the beneficiary of a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business, and the taxpayer also has debt unrelated to the Policy, a portion of the taxpayer's unrelated interest expense deductions may be lost. No business taxpayer should purchase, exchange, or increase the death benefit under a Policy on the life of any individual who is not an officer, director, employee, or 20 percent owner of the business without first consulting a competent tax Advisor.

7. INVESTMENT IN THE POLICY. Investment in the Policy means (i) the aggregate amount of any premiums or other consideration paid for a Policy, minus (ii) the aggregate amount received under the Policy which is excluded from gross income of the Owner (except that the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded), plus (iii) the amount of any Policy Loan from, or secured by, a Policy that is a modified endowment contract to the extent that such amount is included in the gross income of the Owner.

8. MULTIPLE POLICIES. All modified endowment contracts that are issued by the Company (or its affiliates) to the same Owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in gross income under
Section 72(e) of the Code.

9. POSSIBLE CHARGE FOR TAXES. At the present time, the Company makes no charge to the Separate Account for any Federal, state, or local taxes (as opposed to Premium Tax Charges which are deducted from premium payments) that it incurs which may be attributable to such Separate Account or to the Policies. The Company, however, reserves the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that it determines to be properly attributable to the Separate Account or to the Policies.

               UNISEX REQUIREMENTS UNDER MONTANA LAW

The State of Montana generally prohibits the use of actuarial tables that distinguish between men and women in determining premiums and Policy benefits for policies issued on the lives of their residents. Therefore, all Policies offered by this Prospectus to insure residents of Montana will have premiums and benefits which are based on actuarial tables that do not differentiate on the basis of sex.

            SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS

General American holds the assets of the Separate Account in a custodial account in its name at the Bank of New York. The Company maintains records of all purchases and redemption of applicable Fund shares by each of the Divisions. Additional protection for the assets of the Separate Account is afforded by a blanket fidelity bond issued by Lloyd's Underwriters in the amount of five million dollars, covering all officers and employees of the Company who have access to the assets of the Separate Account.

                           VOTING RIGHTS

Based on its understanding of current applicable legal requirements, the Company will vote the shares of the Funds held in the Separate Account at regular and special shareholder meetings of the mutual funds in accordance with the instructions received from persons having voting interests in the corresponding Divisions of the Separate Account. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote shares of the Fund in its own right, it may elect to do so. No voting privileges apply to the Policies with respect to Cash Value removed from the Separate Account as a result of a Policy Loan.

The number of votes which an Owner has the right to instruct will be calculated separately for each Division. Voting rights reflect the dollar value of the total number of units of each Division of the Separate

Account credited to the Owner at the record date, rather than the number of units alone. Fractional shares will be counted. The number of votes of the Fund which the Owner has the right to instruct will be determined as of the date coincident with the date established by that Fund for determining shareholders eligible. Voting instructions will be solicited by written communications prior to such meeting in accordance with procedures established by the mutual funds.

The company will vote shares of a Fund for which no timely instructions are received in proportion to the voting instructions which are received with respect to that Fund. The Company will also vote any shares of the Funds which are not attributable to Policies in the same proportion.

Each person having a voting interest in a Division will receive any proxy material, reports, and other materials relating to the appropriate Fund.

DISREGARD OF VOTING INSTRUCTIONS. The Company may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the subclassification or investment objective of the Fund or to approve or disapprove an investment Advisory contract for a Fund. In addition, the Company itself may disregard voting instructions in favor of changes initiated by an Owner in the investment policy or the investment adviser or sub-adviser of a Fund if the Company reasonably disapproves of such changes. A proposed change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities, or the Company determined that the change would have an adverse effect on its General Account in that the proposed investment policy for a Fund may result in overly speculative or unsound investments. If the Company disregards voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Owners.

                  STATE REGULATION OF THE COMPANY

General American, a life insurance company organized under the laws of Missouri, and the Separate Account are subject to regulation by the Missouri Department of Insurance. An annual statement is filed with the Director of Insurance on or before March 1st of each year covering the operations and reporting on the financial condition of the Company as of December 31 of the preceding year. Periodically, the Director of Insurance examines the liabilities and reserves of the Company and the Separate Account and certifies their adequacy, and a full examination of the Company's operations is conducted by the National Association of Insurance Commissioners at least once every three years.

In addition, the Company is subject to the insurance laws and regulations of other states within which it is licensed or may become licensed to operate. Generally, the insurance departments of other states apply the laws of the state of domicile in determining permissible investments.

                            MANAGEMENT OF THE COMPANY

                                                PRINCIPAL OCCUPATION (S)
           NAME                                DURING PAST FIVE YEARS<F*>
           ----                                --------------------------
PRINCIPAL OFFICERS <F**>
------------------------

Richard A. Liddy              Chairman, President and CEO, 1/95-present; Chairman of the
                              Executive Committee, 5/92-present.  Formerly President and CEO,
                              5/92-1/95.

Robert J. Banstetter, Sr.     Vice President, General Counsel and Secretary, 2/91-present.

John W. Barber                Vice President and Controller, 12/84-present.

Kevin C. Eichner              Executive Vice President of General American, President and
                              Chairman of GenMark, Chairman of Walnut Street Securities, 10/97-
                              Present.  President and CEO, Collaborative Strategies, 1983-
                              Present.

David L. Herzog               Chief Financial Officer, GenAmerica Corporation, 1/99-present.
                              President, GenAmerica Management Corporation, 10/98-present.
                              Formerly Assistant to the President, General American and
                              GenAmerica, 1996-1999, Chief Financial Officer, Individual Line,
                              General American, 1995-1996, Manager, Investor Relations,
                              Reinsurance Group of America and GenCare Health Systems, 1993-
                              1995.

E. Thomas Hughes              Corporate Actuary and Treasurer, 10/94-present.  Formerly
                              Executive Vice President-Group Pensions, 3/90-10/94

Michael P. Ingrassia          Vice President-Group Executive Accounts, 3/92-present.

Warren J. Winer               Executive Vice President-Group Life and Health, 8/95-present.
                              Formerly Managing Director, William M. Mercer, Inc., 7/93-8/95;
                              President and Chief Operating Officer, W. F. Corroon, 1986-7/93.

Bernard H. Wolzenski          Executive Vice President-Individual Insurance, 10/91-present.

A. Greig Woodring             President and Chief Executive Officer, Reinsurance Group of
                              America, 12/92-present.

<F*>  All positions listed are with General American unless otherwise indicated.
<F**> The principal business address of Messrs. Banstetter, Hughes, and Liddy is General
      American Life Insurance Company, 700 Market Street, St. Louis, Missouri 63101.  The
      principal business address for Messrs. Barber, Ingrassia, Winer and Wolzenski is 13045
      Tesson Ferry Road, St. Louis, Missouri 63128.  The principal business address for Mr.
      Woodring is 660 Mason Ridge Center Drive, Suite 300, St. Louis, Missouri 63141.  The
      principal business address for Mr. Eichner is 670 Mason Ridge Center Drive, Suite 100, St.
      Louis, Missouri 63141.



                              31


          NAME                                    PRINCIPAL OCCUPATIONS (S)
          ----                                    DURING PAST FIVE YEARS<F*>
                                                  --------------------------
DIRECTORS
---------

August A. Busch III              Chairman of the Board and President, Anheuser-Busch Companies,
Anheuser-Busch Companies, Inc.   Inc. (beer business).
One Busch Place
St. Louis, Missouri 63118

William E. Cornelius             Retired Chairman and Chief Executive Officer, Union Electric
Union Electric Company           Company (electric utility business).
P.O. Box 149
St. Louis, Missouri 63166

John C. Danforth                 Partner, Bryan Cave (law firm).  Formerly, U. S. Senator,
Bryan Cave                       State of Missouri.
One Metropolitan Square,
Suite 3600
St.  Louis, Missouri 63102

Bernard A. Edison                Past President, Edison Brothers Stores, Inc. (retail specialty
Edison Brothers Stores, Inc.     stores).
P.O. Box 14020
St. Louis, Missouri 63178

Richard A. Liddy                 Chairman, President and CEO, General American
General American Life
 Insurance Co.
700 Market Street
St.  Louis, MO 63101

William E. Maritz                Chairman and Chief Executive Officer, Maritz, Inc.
Maritz, Inc.                     (motivation, travel, communications, training and marketing
1375 North Highway Drive         research business).
Fenton, Missouri 63099

Craig D. Schnuck                 Chairman and Chief Executive Officer, Schnuck Markets, Inc.
Schnuck Markets, Inc.            (retail supermarket chain).
11420 Lackland Road
P.O. Box 46928
St. Louis, Missouri  63146

William P. Stiritz               Chairman, Chief Executive Officer and President, Agribrands
Agribrands International, Inc.   International, Inc. Formerly Chairman, Chief Executive
9811 So. Forty Drive             Officer and President, Ralston Purina Company (pet food,
St. Louis, Missouri 63124        batteries, and bread business); Chairman, Ralcorp Holdings,
                                 Inc. (ready-to-eat cereal, baby food, ski resorts).

Andrew C. Taylor                 Chief Executive Officer and President, Enterprise Rent-A-Car
Enterprise Rent-A-Car            (car rental).
600 Corporate Park Drive
St. Louis, Missouri 63105


                              32


             NAME                             PRINCIPAL OCCUPATIONS (S)
             ----                             DURING PAST FIVE YEARS<F*>
                                              ---------------------------
DIRECTORS (CONTINUED)
---------------------

H. Edwin Trusheim                Retired Chairman and Chief Executive Officer, General American
General American Life            Life Insurance Company
 Insurance Co.
P.O. Box 396
St. Louis, MO 63166

Robert L. Virgil                 Principal, Edward Jones (investments).
Edward Jones
12555 Manchester
St. Louis, Missouri  63131-3729

Virginia V.  Weldon, M.D.        Director, Center for the Study of American Business, Washington
Monsanto Company                 University.  Retired Senior Vice President, Public Policy,
800 North Lindbergh              Monsanto Company (chemicals diversified industry,
St. Louis, Missouri  63167       pharmaceuticals, life science products, and food ingredients business).

Ted C. Wetterau                  President, Wetterau Associates, L.L.C. Retired Chairman and
Wetterau Associates, L.L.C.      Chief Executive Officer, Wetterau Incorporated (retail and
7700 Bonhomme, Suite 750         wholesale grocery, manufacturing business).
St. Louis, Missouri  63105

<F*> All positions listed are with General American unless otherwise indicated.

                           LEGAL MATTERS

All matters of Missouri law pertaining to the Policy, including the validity of the Policy and General American's right to issue the Policy under Missouri insurance law, have been passed upon by Matthew P. McCauley, Vice President and Associate General Counsel of General American.

                         LEGAL PROCEEDINGS

There are no legal proceedings to which the Separate Account is a party or to which the assets of the Separate Account are subject. General American is not involved in any litigation that is of material importance in relation to its total assets or that relates to the Separate Account.

                              EXPERTS

The audited financial statements of General American and the Separate Account have been included in this Prospectus in reliance on the reports of KPMG LLP independent certified public accountants, and on the authority of said firm as experts in accounting and auditing.

Actuarial matters included in this Prospectus have been examined by Kathryn T. Dowdell, FSA, MAAA, Senior Product Actuary of General
American, as stated in the opinion filed as an exhibit to the registration statement.

                       ADDITIONAL INFORMATION

A registration statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, with respect to the Policy offered hereby. This Prospectus does not contain all the information set forth in the registration statement and the amendments and exhibits to the registration statement, to all of which reference is made for further information concerning the Separate Account, General American and the Policy offered hereby. Statements contained in this Prospectus as to the contents of the Policy and other legal instruments are summaries. For a complete statement of the terms thereof reference is made to such instruments as filed.

Like all financial services providers, General American utilizes systems that may be affected by the Year 2000 transition issues, and it relies on services providers, including the Funds, that may also be affected. The Company has developed, and is in the process of implementing, a Year 2000 transition plan, and is confirming that its services providers are also so engaged. The resources that are being devoted to this effort are substantial. It is difficult to predict with precision whether the amount of resources ultimately devoted, or the outcome of these efforts, will have any negative impact on the Company. However, as of the date of this prospectus, we do not anticipate that Policy Owners will experience negative effects on their investment, or on the services provided in connection therewith, as a result of Year 2000 transition implementation. General American currently anticipates that its systems will be Year 2000 compliant, but there can be no assurance that the Company will be successful, or that interaction with other service providers will not impair the Company's services at that time.

                        FINANCIAL STATEMENTS

The financial statements of General American which are included in this Prospectus should be distinguished from the financial statements of the Separate Account, and should be considered only as bearing on the ability of General American to meet its obligations under the Policy. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                             APPENDIX A
          Illustrations of Death Benefits and Cash Values

The following tables illustrate how the Cash Value and death benefit of a Policy change with the investment experience of a Division of the Separate Account. There is no Cash Surrender Value column in the tables because there is no surrender charge in the Policy. The tables show how the Cash Value and death benefit of a Policy issued to an insured of a given age and at a given premium would vary over time if the investment return on the assets held in each Division of the Separate Account were a uniform, gross, after-tax annual rate of 0%, 6%, or 12%. The tables illustrate a Policy issued to a male age 45 in a preferred select nonsmoker rate class. If the insured falls into a smoker rate class, the Cash Values and death benefits would be lower than those shown in the tables. In addition, the Cash Values and death benefits would be different from those shown if the gross annual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above and below those averages for individual Policy Years.

The Cash Value column under the "Maximum Charges" heading shows the accumulated value of the Net Premiums paid at the stated interest rate, reflecting deduction of all policy charges described in this prospectus at the guaranteed maximum rate. The Cash value column under the "Current Charges" heading shows the accumulated value of the Net Premiums paid at the stated interest rate, reflecting deduction of all policy charges as described in this prospectus at the current rate. The illustrations of death benefits reflect the above assumptions.

The amounts deducted from the Cash Value in the illustrations include the initial Policy charge, premium tax, federal tax charge, mortality and expense risk and distribution charge, and cost of insurance. These charges are described in the prospectus under Charges and Deductions.

The amounts shown for Cash Value and death benefit reflect charges that produce an investment rate of return that is lower than the gross return on the assets held in a Division of the Separate Account. The charges include a charge for mortality and expense risk and distribution charges initially equivalent to 2.25%, and an assumed .73% charge for the investment Advisory fee and Fund administrative expenses combined, based on the average Fund expense for all available funds. The average charge for the investment advisory fees and fund administrative expenses reflects 1998 fee levels.
The actual investment advisory fee applicable to each Division is shown in the respective Prospectuses of each Fund. After deduction for these amounts, the illustrated gross annual investment rates of return of 0%, 6%, and 12% correspond to approximate initial net annual rates of -2.98%, 3.02%, and 9.02%, respectively. Consult the Prospectus for each Fund for details about the nature and extent of their expenses.

The hypothetical values shown in the tables do not reflect any charges for Federal income taxes against the Separate Account (as opposed to Premium Charges which are deducted from premium payments), since General American is not currently making any such charges. However, such charges may be made in the future and, in that event, the gross annual investment rate of return of the Divisions of the Separate Account would have to exceed 0%, 6%, and 12% by an amount sufficient to cover the tax charges in order to produce the death benefit and Cash Value illustration. (See Federal Tax Matters.)

The tables illustrate the Policy values that would result based upon the investment rates of return if premiums are paid as indicated, if all Net Premiums are allocated to the Separate Account, and if no Policy Loans have been made. The tables are also based on the assumptions that no transfer charges were incurred and that no optional riders have been requested.

                                             General American Life Insurance Company
                                                 Destiny Variable Life Insurance

             Cash Value Accumulation Test                                     For Separate Account 11
                 Male Insured Age 45                              Hypothetical Gross Annual Rate of Return:        0%
             Select Preferred, Nonsmoker                          Hypothetical Net Annual Rate of Return:      -2.98%

                                                                      Current Charges                     Maximum Charges

              Age @                            Premium
 Policy     Beginning       Annual              Accum              Cash             Death              Cash             Death
  Year       of Year        Premium              @ 5%             Value            Benefit            Value            Benefit
    1          45           250,000            262,500           233,191           703,148           232,142           699,984

    2          46           50,000             328,125           272,453           795,391           270,247           788,952

    3          47           50,000             397,031           310,251           877,093           306,896           867,607

    4          48           50,000             469,383           346,699           949,324           342,131           936,815

    5          49           50,000             545,352           381,851          1,012,941          375,952           997,293

    6          50           50,000             625,120           415,842          1,068,907          408,464          1,049,944

    7          51           50,000             708,876           448,697          1,117,912          439,637          1,095,339

    8          52           50,000             796,819           480,467          1,160,650          469,488          1,134,127

    9          53           50,000             889,160           511,195          1,197,730          498,014          1,166,847

   10          54           50,000             986,118           541,017          1,229,969          525,348          1,194,346

   11          55           50,000            1,087,924          569,859          1,257,602          551,455          1,216,988

   12          56           50,000            1,194,820          597,738          1,281,065          576,354          1,235,234

   13          57           50,000            1,307,061          624,614          1,300,580          600,034          1,249,399

   14          58           50,000            1,424,914          650,651          1,316,791          622,626          1,260,072

   15          59           50,000            1,548,660          675,847          1,330,008          644,067          1,267,468

   16          60           50,000            1,678,593          699,897          1,339,930          664,375          1,271,925

   17          61           50,000            1,815,023          722,939          1,347,115          683,511          1,273,646

   18          62           50,000            1,958,274          745,125          1,352,144          701,577          1,273,119

   19          63           50,000            2,108,688          766,400          1,355,191          718,486          1,270,466

   20          64           50,000            2,266,622          786,791          1,356,549          734,240          1,265,942

   25          69           50,000            3,182,944          875,877          1,343,600          796,697          1,222,138

   30          74           50,000            4,352,428          945,232          1,312,225          833,912          1,157,685

Current Charges values reflect investment results using current mortality and expense risk and distribution charges, and cost of insurance rates for the exact combination of premiums and benefits shown.

Maximum Charges values reflect investment results using maximum mortality and expense risk and distribution charges, and cost of insurance rates for the exact combination of premiums and benefits shown.

If no Cash Value or Death Benefit is shown, the Policy would lapse under the assumptions used. Additional premium payments would be required to keep the Policy in force.

The hypothetical investment rate of return shown is illustrative only, and should not be deemed a representation of past or future results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the Owner and the investment results for the Funds. The Cash Value and Death Benefit for a Policy would be different from those shown if the actual rates of return averaged the rate shown over a period of years, but also fluctuated above or below that average for individual Policy Years. No representation can be made by General American, Walnut Street Securities, the Funds, their various investment managers, or any representative thereof, that this hypothetical rate of return can be achieved for any one year, or sustained over any period of time.

Illustrated values shown above are as of the end of the Policy Years indicated and assume any additional premiums shown are received on the Policy Anniversaries.

                                        General American Life Insurance Company
                                            Destiny Variable Life Insurance

             Cash Value Accumulation Test                                     For Separate Account 11
                 Male Insured Age 45                              Hypothetical Gross Annual Rate of Return:        6%
             Select Preferred, Nonsmokers                         Hypothetical Net Annual Rate of Return:       3.02%

                                                                      Current Charges                     Maximum Charges

              Age @                            Premium
 Policy     Beginning       Annual              Accum              Cash             Death              Cash             Death
  Year       of Year        Premium              @ 5%             Value            Benefit            Value            Benefit
    1          45           250,000            262,500           247,326           745,770           246,216           742,422

    2          46           50,000             328,125           303,413           885,775           300,951           878,586

    3          47           50,000             397,031           360,780          1,019,939          356,835          1,008,786

    4          48           50,000             469,383           419,488          1,148,633          413,843          1,133,175

    5          49           50,000             545,352           479,626          1,272,312          471,978          1,252,025

    6          50           50,000             625,120           541,277          1,391,334          531,224          1,365,493

    7          51           50,000             708,876           604,723          1,506,643          591,747          1,474,314

    8          52           50,000             796,819           669,978          1,618,444          653,468          1,578,562

    9          53           50,000             889,160           737,106          1,727,040          716,380          1,678,478

   10          54           50,000             986,118           806,013          1,832,419          780,302          1,773,967

   11          55           50,000            1,087,924          876,841          1,935,070          845,360          1,865,596

   12          56           50,000            1,194,820          949,533          2,035,028          911,431          1,953,369

   13          57           50,000            1,307,061         1,024,131         2,132,460          978,533          2,037,515

   14          58           50,000            1,424,914         1,100,553         2,227,305         1,046,470         2,117,851

   15          59           50,000            1,548,660         1,179,150         2,320,465         1,115,396         2,195,003

   16          60           50,000            1,678,593         1,259,268         2,410,828         1,185,141         2,268,914

   17          61           50,000            1,815,023         1,341,243         2,499,255         1,255,673         2,339,805

   18          62           50,000            1,958,274         1,424,877         2,585,658         1,326,656         2,407,421

   19          63           50,000            2,108,688         1,510,496         2,670,940         1,398,236         2,472,437

   20          64           50,000            2,266,622         1,598,146         2,755,449         1,470,142         2,534,751

   25          69           50,000            3,182,944         2,067,614         3,171,732         1,833,885         2,813,190

   30          74           50,000            4,352,428         2,588,736         3,593,832         2,194,324         3,046,287

Current Charges values reflect investment results using current mortality and expense risk and distribution charges, and cost of insurance rates for the exact combination of premiums and benefits shown.

Maximum Charges values reflect investment results using maximum mortality and expense risk and distribution charges, and cost of insurance rates for the exact combination of premiums and benefits shown.

If no Cash Value or Death Benefit is shown, the Policy would lapse under the assumptions used. Additional premium payments would be required to keep the Policy in force.

The hypothetical investment rate of return shown is illustrative only, and should not be deemed a representation of past or future results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the Owner and the investment results for the Funds. The Cash Value and Death Benefit for a Policy would be different from those shown if the actual rates of return averaged the rate shown over a period of years, but also fluctuated above or below that average for individual Policy Years. No representation can be made by General American, Walnut Street Securities, the Funds, their various investment managers, or any representative thereof, that this hypothetical rate of return can be achieved for any one year, or sustained over any period of time.

Illustrated values shown above are as of the end of the Policy Years indicated and assume any additional premiums shown are received on the Policy Anniversaries.

                                        General American Life Insurance Company
                                            Destiny Variable Life Insurance


             Cash Value Accumulation Test                                     For Separate Account 11
                 Male Insured Age 45                              Hypothetical Gross Annual Rate of Return:       12%
             Select Preferred, Nonsmokers                         Hypothetical Net Annual Rate of Return:       9.02%

                                                                      Current Charges                     Maximum Charges

              Age @                            Premium
 Policy     Beginning       Annual              Accum              Cash             Death              Cash             Death
  Year       of Year        Premium              @ 5%             Value            Benefit            Value            Benefit
    1          45           250,000            262,500           261,463           788,397           260,292           784,866

    2          46           50,000             328,125           336,027           980,987           333,294           973,008

    3          47           50,000             397,031           416,726          1,178,103          412,126          1,165,097

    4          48           50,000             469,383           504,063          1,380,215          497,157          1,361,305

    5          49           50,000             545,352           598,927          1,588,784          589,067          1,562,627

    6          50           50,000             625,120           701,786          1,803,919          688,168          1,768,913

    7          51           50,000             708,876           813,735          2,027,389          795,310          1,981,483

    8          52           50,000             796,819           935,438          2,259,710          910,908          2,200,452

    9          53           50,000             889,160          1,067,876         2,502,035         1,035,688         2,426,619

   10          54           50,000             986,118          1,211,419         2,754,085         1,169,728         2,659,304

   11          55           50,000            1,087,924         1,367,519         3,017,931         1,314,237         2,900,346

   12          56           50,000            1,194,820         1,536,969         3,294,013         1,469,669         3,149,777

   13          57           50,000            1,307,061         1,721,418         3,584,361         1,637,179         3,408,957

   14          58           50,000            1,424,914         1,921,517         3,888,776         1,817,061         3,677,376

   15          59           50,000            1,548,660         2,139,742         4,210,828         2,011,049         3,957,572

   16          60           50,000            1,678,593         2,376,179         4,549,118         2,219,694         4,249,533

   17          61           50,000            1,815,023         2,633,231         4,906,731         2,444,266         4,554,615

   18          62           50,000            1,958,274         2,911,537         5,283,432         2,684,527         4,871,488

   19          63           50,000            2,108,688         3,214,401         5,683,878         2,942,870         5,203,743

   20          64           50,000            2,266,622         3,543,263         6,109,131         3,219,740         5,551,327

   25          69           50,000            3,182,944         5,665,143         8,690,362         4,926,489         7,557,263

   30          74           50,000            4,352,428         8,876,444        12,322,789         7,297,908        10,131,375

Current Charges values reflect investment results using current mortality and expense risk and distribution charges, and cost of insurance rates for the exact combination of premiums and benefits shown.

Maximum Charges values reflect investment results using maximum mortality and expense risk and distribution charges, and cost of insurance rates for the exact combination of premiums and benefits shown.

If no Cash Value or Death Benefit is shown, the Policy would lapse under the assumptions used. Additional premium payments would be required to keep the Policy in force.

The hypothetical investment rate of return shown is illustrative only, and should not be deemed a representation of past or future results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the investment allocation made by the Owner and the investment results for the Funds. The Cash Value and Death Benefit for a Policy would be different from those shown if the actual rates of return averaged the rate shown over a period of years, but also fluctuated above or below that average for individual Policy Years. No representation can be made by General American, Walnut Street Securities, the Funds, their various investment managers, or any representative thereof, that this hypothetical rate of return can be achieved for any one year, or sustained over any period of time.

Illustrated values shown above are as of the end of the Policy Years indicated and assume any additional premiums shown are received on the Policy Anniversaries.

                                PART II

UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

RULE 484 UNDERTAKING

Section 351.355 of the Missouri General and Business Corporation Law, in brief, allows a corporation to indemnify any person who is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. When any person was or is a party or is threatened to be made a party in an action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, indemnification may be paid unless such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation. In the event of such a determination indemnification is allowed if a court determines that the person is fairly and reasonably entitled to indemnity. A corporation has the power to give any further indemnity to any person who is or was a director, officer, employee, or agent, provided for in the articles of incorporation or as authorized by any by-law which has been adopted by vote of the shareholders, provided that no such indemnity shall indemnify any person's conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest, or willful misconduct.

In accordance with Missouri law, General American's Board of Directors, at its meeting on November 19, 1987, and the policyholders of General American at the annual meeting held on January 26, 1988, adopted the following resolutions:

   "BE IT RESOLVED THAT

   1. The company shall indemnify any person who is, or was a director, officer, or employee of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any and all expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement, actually and reasonably incurred by him or her in connection with any civil, criminal, administrative, or investigative action, proceeding, or claim (including an action by or in the right of the company), by reason of the fact that he or she was serving in such capacity if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the company; provided that such person's conduct is not finally adjudged to have been knowingly fraudulent, deliberately dishonest, or willful misconduct.

   2. The indemnification provided herein shall not be deemed exclusive of any other rights to which a director, officer, or employee may be entitled under any agreement, vote of policyholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity which holding such office, and shall continue as to a person who has ceased to be a director, officer, or employee and shall inure to the benefit of the heirs, executors and administrators of such a person."

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

REPRESENTATIONS PURSUANT TO SECTION 26(E)

The fees and charges deducted under the Policies described in the prospectus are, in the aggregate, reasonable in relation to the services rendered, the expenses expected, and the risks assumed by General
American Life Insurance Company.

                   CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

*  The facing sheet.
* Destiny Variable Universal Life Insurance prospectus, consisting of [__] pages.
* The undertaking to file reports required by Section 15 (d) of the 1934 Act.
*  The undertaking pursuant to Rule 484 of the 1933 Act.
*  Representations pursuant to Section 26(e) of the 1940 Act.
*  The signatures.
* Memorandum describing issuance, transfer, and redemption procedures pursuant to Rule 6e-3(T). To be filed via pre-effective amendment.
*  Opinion and Consent of Kathryn T. Dowdell, FSA, MAAA.  Filed
   Herewith.
* The consent of KPMG LLP, Independent Certified Public Accountants. To be filed along with financial statements via pre-effective amendment.

1. The following exhibits (which correspond in number to the numbers under paragraph A of the instructions for exhibits to Form N-8B-2):

   (1)  Resolution of the Board of Directors of General American
        Life Insurance Company authorizing establishment of the Separate Account Eleven. <F1>
   (2)  Not applicable.
   (3) (a) Principal Underwriting Agreement. To be filed via pre-effective amendment.
        (b) Proposed form of Selling Agreement. To be filed via pre-effective amendment.
        (c) Commission Schedule. To be filed via pre-effective amendment.
   (4)  Not applicable.
   (5) The two Destiny Universal Life Insurance policies. Filed herewith.
   (6)  (a)  Amended Charter and Articles of Incorporation of
             General American. <F2>
        (b)  Amended and Restated By-Laws of General American. <F2>
   (7)  Not applicable.
   (8)  (a)  Participation Agreement with General American Capital
             Company. <F3>
        (b)  Participation Agreement with Variable Insurance
             Products Fund. <F3>
        (c)  Participation Agreement with Variable Insurance
             Products II. <F3>
        (d)  Participation Agreement with J.P. Morgan Series
             Trust II. <F3>
        (e)  Participation Agreement with Van Eck Worldwide
             Insurance Trust. <F3>
        (f) Participation Agreement with American Century Variable Portfolios. <F3>
   (9)  Not applicable.
   (10) Form of application for Destiny Universal Life Insurance.
        To be filed via pre-effective amendment.
2. Opinion of Christopher A. Martin, Counsel of GenAmerica Management Company, as to the legality of the securities being issued. Filed Herewith.
3. No financial statements will be omitted from the prospectuses pursuant to prospectus instructions 1(b) or (c).
4. Not applicable

5. Financial Data Schedules.

[FN]
_____________________

<F1>  Incorporated by reference to the initial Registration Statement,
      File No. 33-48550 (VGSP).
<F2>  Incorporated by reference to the initial Registration Statement,
      File No. 333-53477 (VUL 98).
<F3>  Incorporated by reference to Pre-Effective Amendment No. 1 to the
      Registration Statement, File No. 333-53477 (VUL 98).

                               SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, General American Life Insurance Company and General American Separate Account Eleven certify that, when amended as indicated, this Registration Statement will meet all of the requirements for effectiveness pursuant to Rule 481 under the Securities Act of 1933, and they have duly caused this Registration Statement to be signed on their behalf by the undersigned thereunto duly authorized, and the seal of General American Life Insurance Company to be hereunto affixed and attested, all in the City of St. Louis, State of Missouri, on the 23rd day of July 1999.

                                          GENERAL AMERICAN SEPARATE ACCOUNT
                                          ELEVEN (Registrant)

(Seal)                                BY: GENERAL AMERICAN LIFE
                                          INSURANCE COMPANY (for Registrant
                                          and as Depositor)


Attest:  /s/ Robert J. Banstetter     By:  /s/ Richard A. Liddy
        --------------------------        --------------------------
         Robert J. Banstetter, Sr.         Richard A. Liddy,
         Secretary                         President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


Signature                            Title                     Date
---------                            -----                     ----


  /s/ Richard A. Liddy           Chairman, President           7/23/99
---------------------------      (Principal Executive
Richard A. Liddy                 Officer)


  /s/ John W. Barber             Vice President                7/23/99
---------------------------      Controller
John W. Barber                   (Principal Accounting
                                 Officer)


---------------------------
August A. Busch, III <F*>        Director

---------------------------
William E. Cornelius <F*>        Director



---------------------------
John C. Danforth <F*>            Director


---------------------------
Bernard A. Edison <F*>           Director


  /s/ Richard A. Liddy
---------------------------
Richard A. Liddy                 Director                      7/23/99


---------------------------
William E. Maritz <F*>           Director


---------------------------
Craig D. Schnuck <F*>            Director


---------------------------
William P. Stiritz <F*>          Director


---------------------------
Andrew C. Taylor <F*>            Director


---------------------------
H. Edwin Trusheim <F*>           Director


---------------------------
Robert L. Virgil, Jr. <F*>       Director


---------------------------
Virginia V. Weldon <F*>          Director

---------------------------
Ted C. Wetterau <F*>             Director



By   /s/ Matthew P. McCauley
   ---------------------------
     Matthew P. McCauley


[FN]
<F*> Original powers of attorney authorizing Matthew P. McCauley to sign this Registration Statement and Amendments thereto on behalf of the Board of Directors of General American Life Insurance Company are on file with the Securities and Exchange Commission.

                           INDEX TO EXHIBITS




Exhibit
Number                             Description
------                             -----------

1.           Opinion and Consent of Kathryn T. Dowdell, FSA, MAAA.

2.           The two Destiny Universal Life Insurance policies.

3.           Opinion of Christopher A. Martin, Counsel of GenAmerica
             Management Company